                            POINTS INTERNATIONAL LTD.

                          NOTICE OF ANNUAL AND SPECIAL

                             MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "MEETING") of shareholders of POINTS INTERNATIONAL LTD. (the "CORPORATION") will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Thursday, May 11, 2006, at 12:00 p.m. (Eastern Standard Time) for the following purposes:

1. to receive and consider the Annual Report of the Corporation accompanying this notice, the financial statements of the Corporation for its financial year ended December 31, 2005 contained therein and the report of the auditors thereon;

2. to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3. to appoint Mintz & Partners LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration; and

4. to increase the number of common shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "Option Plan Resolution").

Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 24, 2005 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

      DATED at Toronto, Ontario this 28th day of March, 2006.

                                            By Order of the Board of Directors

                                            T. ROBERT MACLEAN
                                            Chief Executive Officer

                            POINTS INTERNATIONAL LTD.

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (ALSO REFERRED TO HEREIN AS THIS "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF POINTS INTERNATIONAL LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE METRO TORONTO CONVENTION CENTRE, 255 FRONT STREET WEST, TORONTO, ONTARIO, ON THURSDAY, MAY 11, 2006, AT 12:00 P.M. (EASTERN STANDARD TIME), OR AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF, FOR THE PURPOSES SET OUT IN THE ACCOMPANYING NOTICE OF MEETING. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at March 10, 2006.

To be effective, properly executed forms of proxy must (i) be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the common shares of the Corporation (the "Common Shares"), at Suite 600, 530 8th Avenue, S.W., Calgary, Alberta, Canada T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, in either case, at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

APPOINTMENT OF PROXY HOLDER

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management at the Meeting. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

EXERCISE OF VOTE BY PROXY

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be: (i) voted or withheld from voting in the election of directors;
(ii) voted or withheld from voting on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors; and
(iii) voted for or against the resolution increasing the number of Common Shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "OPTION PLAN RESOLUTION"). A copy of the Option Plan Resolution is attached as Schedule C. See "Increase in Number of Stock Options" herein for further details.

IN RESPECT OF PROXIES IN WHICH REGISTERED SHAREHOLDERS HAVE FAILED TO SPECIFY THAT THE PROXY NOMINEES ARE REQUIRED TO (I) VOTE OR WITHHOLD FROM VOTING IN THE ELECTION OF DIRECTORS, (II) VOTE OR WITHHOLD FROM VOTING IN THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, OR (III) VOTE FOR OR AGAINST THE OPTION PLAN RESOLUTION, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Annual and Special Meeting of Shareholders. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

QUORUM AND RECORD DATE

The presence of at least five shareholders holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The board of directors of the Corporation (the "BOARD") has fixed March 24, 2006 as the record date (the "RECORD DATE") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 10, 2006, 93,722,708 "COMMON SHARES," one "SERIES TWO PREFERRED SHARE" and one "SERIES FOUR PREFERRED SHARE" were issued and outstanding, and constituted all of the voting shares in the capital of the Corporation.

The holders of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where
(i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of Common Shares are entitled to cast one vote per share and a holder of the Series Two Preferred Share and the Series Four Preferred Share is entitled to cast that number of votes, in aggregate, equal to the lesser of (i) 24,503,174 and (ii) 19.9% of the total number of votes that may be cast at the Meeting. As at March 10, 2006, the holder of the Series Two Preferred Share and the Series Four Preferred Share was entitled to cast, in aggregate, up to 23,284,418 votes, representing 19.9% of the total votes that may be cast at the Meeting. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share held by persons present in person or by proxy, voting together as a single class.

As at March 10, 2006, the only person who, to the knowledge of the Corporation, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Corporation, is Points Investments, Inc., an affiliate of IAC/InterActiveCorp as holder of both the Series Two Preferred Share and the Series Four Preferred Share.

BENEFICIAL SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxy holders are permitted to vote at the Meeting. A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "INTERMEDIARY") is not a registered shareholder (a "NON-REGISTERED HOLDER"). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

NON-REGISTERED HOLDERS RECEIVING A PRE-SIGNED PROXY, VOTING INSTRUCTION FORM OR SIMILAR INSTRUMENT SHOULD CAREFULLY FOLLOW THE MAILING PROCEDURES AND SIGNING AND RETURNING INSTRUCTIONS OF THEIR INTERMEDIARY TO ENSURE THEIR SHARES ARE VOTED AT THE MEETING.

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument and wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder) such Non-Registered Holder should contact his or her Intermediary to determine the steps necessary to accomplish this.

                              ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until a successor is elected or appointed, is seven, two of whom are to be elected by the holder of the Series Two Preferred Share, voting separately as a series, one of whom is to be elected by the holder of the Series Four Preferred Share, voting separately as a series, and four of whom are to be elected by the holders of the Common Shares, the holder of the Series Two Preferred Share, and Series Four Preferred Share, voting together as a single class. Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The Board does not have an executive committee; however, the Corporation is required to have an audit committee under the provisions of the Canada Business Corporations Act ("CBCA").

The following table provides certain background information with respect to each nominee for the Board.

                                                                                                    COMMON
                                      PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS          SHARES
NAME                     TERM AS                (CURRENT AND FOR PAST FIVE YEARS                  BENEFICIALLY
DIRECTOR CLASSIFICATION  DIRECTOR                    UNLESS OTHERWISE NOTED)                         OWNED
-----------------------  ----------   ---------------------------------------------------------   ------------
Douglas A. Carty(1)      Feb. 2002    Chief Financial Officer, Laidlaw International Ltd., a          5,000
Glen Ellyn, Illinois     -  present   transportation company (Jan. 2003 - present); Chief
Independent                           Financial Officer, Atlas Air Worldwide Holdings Inc., an
                                      air cargo company (Jul. 2001 - Dec. 2002); Chief
                                      Financial Officer, Canadian Airlines Corporation, an
                                      airline (Jul. 1996 - Jul. 2000)

Marc B. Lavine(1,2,4)    Feb. 2000    Chief Executive Officer, President, CFO and Director of       6,574,483
Paris, France            -  present   Chrysalis Capital II Corporation, a capital pool company
Independent                           (June 2004 - present), Chief Executive Officer, President
                                      and Director of Chrysalis Capital Corporation, a capital
                                      pool company (Oct. 2003 - April 2005); Chief Executive
                                      Officer, Exclamation International Incorporated (June
                                      1999 - Feb. 2002)

T. Robert MacLean(3)     Feb. 2002    Chief Executive Officer, Points International Ltd. (Feb.       145,390
Toronto, Ontario         -  present   2002 - present); Chief Executive Officer, Points.com Inc.
Insider                               (Feb. 2000 - present); President, Points.com Inc. (Feb.
                                      2000 - Feb. 2002); Vice-President, other positions,
                                      Canadian Airlines, an airline (1988 - 2000)

John W. Thompson(2)      Feb. 2002    Public company director (Aug. 2000 - present);                1,422,236
Toronto, Ontario         -  present   Managing Director, Kensington Capital Partners Limited,
Independent                           an investment and advisory firm (Sept. 1999 - Oct. 2003)

Richard Kang(5)          Apr. 2005    Senior Vice President, Strategy & Business                       Nil
New York, New York       -  present   Development, IAC/InterActiveCorp Local & Media
Nominee of the Series                 Services (June 2004 - present); Managing Director,
Two Preferred Share                   Confluence Capital, a private equity fund focused on
holder                                technology in Pan-Asia region (May 2000 - May 2004);
                                      Venture Partner, Axalon Capital, a technology venture
                                      fund (June 2000 - May 2002)

Eric A. Korman(1,2,5)    June 2003    Senior Vice President, Mergers & Acquisitions,                  Nil
New York, New York       -  present   IAC/InterActiveCorp, an interactive commerce company
Nominee of the Series                 (Jan. 2005 - present); other positions at
Two Preferred Share                   IAC/InterActiveCorp (Sept. 2001 - Dec. 2004); Principal
holder                                and head of business development for ePartners Venture
                                      Capital, a $650 million venture fund (Jan. 2000 - Apr.
                                      2001)

Sean Moriarty(5)         Apr. 2005    President and Chief Operating Officer, Ticketmaster             Nil
Pasadena, California     -  present   (December 05 - Present); Chief Operations Officer,
Nominee of the Series                 Ticketmaster (July 2004 - December 2005); Executive
Four Preferred Share                  Vice President, Product & Technology, Ticketmaster
holder                                Online-Citysearch (August 2000 - July 2004); other
                                      positions at TicketmasterOnline-Citysearch April 1997 -
                                      August 2000

-------------
Notes:

(1)   Member of the Audit Committee; Mr. Carty serves as Chairman.

(2) Member of Human Resources and Corporate Governance Committee; Mr. Thompson serves as Chairman.

(3) Observer of both the Human Resources and Corporate Governance and Audit Committees.

(4) Mr. Lavine's holdings include 539,693 Common Shares held directly and 6,034,790 Common Shares held indirectly through The Eyeland Corporation, a 100%-owned personal holding company.

(5)   Nominee of Points Investments, Inc., an affiliate of IAC/InterActiveCorp.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("CANADIAN"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. ("Atlas") and he held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION AND SUMMARY COMPENSATION TABLE FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

The following table sets forth all compensation, for the periods indicated, paid in respect of the Named Executive Officers of the Corporation as of December 31, 2005. A "NAMED EXECUTIVE OFFICER" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who are serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus for the fiscal year amounted to $150,000 or more, and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

                                      Annual Compensation           Long Term Compensation
                              -----------------------------------  ------------------------
                                                                   Securities  Subsidiary
                                                   Other Annual      Under     Securities     All Other
  Name, Principal     Fiscal   Salary   Bonus(1)  Compensation(2)   Option(3)     Under      Compensation
      Position         Year     ($)       ($)           ($)            (#)     Option(4)(#)       ($)
--------------------  ------  --------  --------  ---------------  ----------  ------------  ------------
Robert MacLean,        2005    250,000    45,000                -     260,000       975,683       -
Chief Executive        2004    250,000    33,768           25,825     245,000       975,683
Officer                2003    160,000    34,498           26,650     125,000       975,683

Christopher Barnard,   2005    209,473   417,500                -     560,000        75,000       -
President              2004    189,832   168,000                -   1,130,000        75,000
                       2003    156,800    34,301                -   1,581,250        75,000

Stephen Yuzpe,         2005    175,000   147,000                -     126,667             -       -
Chief Financial        2004    144,692    15,600                -     233,750        55,000
Officer                2003    135,844    27,040                -     183,750        55,000

Grad Conn,             2005    220,000    17,000                -     706,667             -       -
Chief Marketing        2004    133,839(5) 14,500                -     400,000             -
Officer

                                      Annual Compensation           Long Term Compensation
                              -----------------------------------  ------------------------
                                                                   Securities  Subsidiary
                                                   Other Annual      Under     Securities     All Other
  Name, Principal     Fiscal   Salary   Bonus(1)  Compensation(2)   Option(3)     Under      Compensation
      Position         Year     ($)       ($)           ($)            (#)     Option(4)(#)       ($)
--------------------  ------  --------  --------  ---------------  ----------  ------------  ------------
Darlene Higbee         2005    175,000    17,700        -             306,667       270,473        -
Clarkin,               2004    153,667    14,500        -             253,333       320,473
Vice President and     2003    127,427    27,359        -             200,000       424,436
Chief Technology
Officer

-------------
Notes:

(1) Bonuses earned in a fiscal (calendar) year are paid within 12 weeks of year-end in the following fiscal year.

(2) Perquisites and other personal benefits for each Named Executive Officer do not exceed the lesser of Cdn. $50,000 or 10% of total annual salary and bonus.

(3) Represents options to acquire Common Shares issued under the Stock Option Plan. In accordance with the terms of the Stock Option Plan, the options vest immediately on a change of control.

(4) Represents options to acquire common shares of Points.com Inc., a subsidiary of the Corporation ("Points.com"). The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. All of the Points.com common shares acquired to date on exercise of options have been put to the Corporation. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose. See "Points.com Inc. Options" table below for additional information.

(5)   Mr. Conn began employment at the Corporation on May 10, 2004.

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

The following table indicates the options granted during the financial year ended December 31, 2005 to Named Executive Officers.

                                        % of Total               Market Value
                           Common        Options      Exercise     of Common
                        Shares Under    Granted to   Price per   Shares on the
                          Options       Employees      Common   Date Preceding
                        Granted(1,2)   in Financial    Share       Issuance      Expiration
        Name                (#)            Year         ($)           ($)           Date
----------------------  -------------- ------------  ---------  --------------  ------------
Robert MacLean            140,000         12.0%         0.85         0.85       May 10, 2010
Christopher Barnard        80,000          6.9%         0.85         0.85       May 10, 2010
Stephen Yuzpe              56,667          4.9%         0.85         0.85       May 10, 2010
Grad Conn                 306,667         26.4%         0.85         0.85       May 10, 2010
Darlene Higbee Clarkin     53,334          4.6%         0.85         0.85       May 10, 2010

---------------
Notes:

(1) The options were granted on May 11, 2005 and vest in equal parts on each of the first, second and third anniversary of the date of grant. The options are exercisable for Common Shares of the Corporation.

(2) No options were granted by Points.com during the financial year ended December 31, 2005.

AGGREGATE OPTIONS EXERCISED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005 AND FINANCIAL YEAR-END OPTION VALUES

The following table indicates the options exercised during the financial year ended December 31, 2005 by each of the Named Executive Officers and the value of options unexercised at year-end.

                        POINTS INTERNATIONAL LTD. OPTIONS

                           Common
                           Shares    Aggregate                           Value of Unexercised
                          Acquired     Value    Unexercised Options at  In-the-Money Options
                        on Exercise  Realized     Financial Year-End    at Financial Year-End(1)
            Name            (#)         ($)               (#)                     ($)
----------------------  -----------  ---------  ----------------------  ----------------------
Robert MacLean            125,000       35,000  40,000   Exercisable    400     Exercisable
                                                220,000  Unexercisable  Nil     Unexercisable

Christopher Barnard       650,000      195,000  293,060  Exercisable    133     Exercisable
                                                266,940  Unexercisable  Nil     Unexercisable

Stephen Yuzpe             163,750       55,125  36,665   Exercisable    9,400   Exercisable
                                                90,002   Unexercisable  Nil     Unexercisable

Grad Conn                       -            -  133,330  Exercisable    Nil     Unexercisable
                                                573,337  Unexercisable  Nil     Unexercisable

Darlene Higbee Clarkin          -            -  217,770  Exercisable    Nil     Exercisable
                                                88,897   Unexercisable  Nil     Unexercisable


---------------
Note:

(1) Based upon the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 30, 2005 of $1.03 per Common Share.

                            POINTS.COM INC. OPTIONS(1)

                      Points.com  Corporation
                        Common      Common
                        Shares      Shares                                             Value of Unexercised In-
                       Acquired   Acquired on  Aggregate   Unexercised Points.com       the-Money Points.com
                     on Exercise  Exercise of    Value    Inc. Options at Financial  Inc. Options at Financial
                      of Options   Put Right   Realized            Year End                  Year End(2)
        Name             (#)          (#)         ($)                (#)                          ($)
-------------------  -----------  -----------  ---------  -------------------------  --------------------------
Robert MacLean             -              -            -  975,683    Exercisable     2,484,021   Exercisable
                                                          Nil        Unexercisable   Nil         Unexercisable

Christopher Barnard        -              -            -  75,000     Exercisable     189,302     Exercisable
                                                          Nil        Unexercisable   Nil         Unexercisable

Stephen Yuzpe         55,000        137,715      126,427  Nil        Exercisable     Nil         Exercisable
                                                          Nil        Unexercisable   Nil         Unexercisable

Grad Conn                  -              -            -  Nil        Exercisable     Nil         Exercisable
                                                          Nil        Unexercisable   Nil         Unexercisable

Darlene Higbee        50,000        125,195      138,716  270,473    Exercisable     688,913     Exercisable
Clarkin                                                   Nil        Unexercisable   Nil         Unexercisable

Notes:

(1) The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. All of the Points.com common shares acquired to date on exercise of options have been put to the Corporation. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose.

(2) Based upon the closing price of the Common Shares on the TSX on December 31, 2005 of $1.03 per Common Share and assuming that the fair market value of a Points.com common share is equal to 2.5039 Common Shares, which ratio is consistent with the historical ratio applied in respect of put rights granted by the Corporation to holders of certain options exercisable to acquire common shares of Points.com.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

                           Number of Common Shares           Weighted-average            Number of Common
                         to be issued upon exercise         exercise price of       Shares remaining available
                        of outstanding options or put  outstanding options and put   for future issuance under
                                   rights                         rights             equity compensation plans
    Plan Category                    (#)                           ($)                          (#)
----------------------  -----------------------------  ---------------------------  --------------------------
Employee Stock Option
Plan(1,2)                         4,866,913                        0.84                          855,496(3)

Put rights on common
shares of Points.com
issued on exercise of
outstanding Points.com
options                           4,521,684                        0.02                                0

Notes:

(1) Options issued under the employee Stock Option Plan are exercisable for Common Shares of the Corporation in accordance with the terms of the plan.

(2) Subsequent to year-end, 195,000 options were granted and 5,000 options were exercised.

(3) If the Option Plan Resolution is approved by the shareholders and all other regulatory approvals are received, the number of Common Shares available for issuance will be increased by 3,851,458.

COMPENSATION OF DIRECTORS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

Beginning July 1, 2003, the Corporation compensated directors who are not also executive officers for serving on the Board ("OUTSIDE DIRECTORS") at a rate of $1,000 per meeting held in person ($500 per meeting held by conference call) and $900 per committee meeting held in person ($450 per meeting held by conference call). In addition, Outside Directors are paid an annual retainer of $10,000. The Chairman of the Board is paid an additional annual retainer of $3,000 and the Chairman of each committee is paid an additional annual retainer of $2,000. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings. Certain directors who are eligible to receive directors' fees have waived their right to receive compensation. Board members who have waived their right to compensation can, at any time, elect to receive fees for meetings held after notice of such election is made.

Board members are eligible to participate in the Corporation's stock option plan (the "STOCK OPTION PLAN"). No Outside Director was granted options in 2005. The total cash compensation paid to the directors for 2005 was $81,400. Directors' fees are paid quarterly, within 30 days of quarter end.

Three Outside Directors hold, in the aggregate, options to acquire 997,500 Common Shares with a weighted average exercise price of $0.45.

EMPLOYMENT AGREEMENTS

Robert MacLean, the CEO of the Corporation and all subsidiaries, is employed under an employment agreement made as of April 1, 2005. Mr. MacLean currently receives an annual salary of $250,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. MacLean is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. MacLean's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Christopher Barnard, the Corporation's President, is employed under an employment agreement made as of April 1, 1999, as subsequently amended. Mr. Barnard currently receives an annual salary of $209,473. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Barnard was paid a bonus of $400,000 in 2005 as certain share ownership criteria were met. Mr. Barnard is also entitled to a bonus of up to $450,000 payable over a maximum of three years commencing December 31, 2005 provided certain share ownership requirements are met during such period. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Barnard is entitled to severance pay based on salary plus bonus. In addition, upon termination for other than just cause, all unvested options held by Mr. Barnard will immediately vest. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Stephen Yuzpe, the Corporation's CFO, is employed under an employment agreement made as of April 1, 2005. Mr. Yuzpe currently receives an annual salary of $185,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Yuzpe was paid a bonus of $130,000 in 2005 as certain share ownership criteria were met. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Yuzpe is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. Yuzpe's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Grad Conn, the Corporation's Chief Marketing Officer, is employed under an employment agreement made as of April 1, 2005. Mr. Conn currently receives an annual salary of $220,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Conn is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. Conn's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Darlene Higbee Clarkin, the Corporation's Vice President, Technology and Chief Technology Officer, is employed under an employment agreement made as of April 1, 2005. Ms. Higbee Clarkin currently receives an annual salary of $175,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement is terminated by the Corporation for reasons other than just cause, Ms. Higbee Clarkin is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Ms. Higbee Clarkin's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation and its subsidiary, Points.com, currently maintain directors' and officers' liability insurance in the amount of US$5,000,000 in the aggregate for the term ending September 30, 2006. The insurer shall pay on behalf of the directors and officers and employees and on behalf of the Corporation for any applicable loss resulting from a claim. There is a deductible of US$50,000 for each claim where the Corporation or its subsidiaries provides indemnification to a director or officer. In addition, there is a US$100,000 deductible for any securities-related claims arising against the Corporation. The aggregate annual premium for the policy is US$65,000. All costs associated with the premiums are borne by the Corporation.

                       COMPOSITION OF THE HUMAN RESOURCES
                       AND CORPORATE GOVERNANCE COMMITTEE

Executive compensation is determined on an annual basis by the Board upon the recommendation of the human resources and corporate governance committee of the Board (the "HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE"). This committee is comprised of three Independent, Outside Directors of the Corporation: Messrs. Thompson (Chairman), Korman, and Lavine. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and determines recommended compensation packages for executive officers and the compensation ranges for all employees.

          REPORT BY HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE
                           ON EXECUTIVE COMPENSATION

The Human Resources and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board on compensation paid to executive officers of the Corporation and on the compensation practices of the Corporation.

The Corporation's compensation packages are designed to encourage, compensate and reward the employees of the Corporation on the basis of individual and corporate performance.

The executive compensation system consists of three primary components: salary, short-term incentives and long-term incentives. It is the intention of the Human Resources and Corporate Governance Committee to design the executive compensation system such that the sum of the three components for an individual will be competitive with median compensation levels for similar positions at comparable companies. The competitiveness of the compensation structure has been previously determined through a compensation survey at the direction of the Human Resources and Corporate Governance Committee. In arriving at what constitutes average or above average total compensation, the Human Resources and Corporate Governance Committee exercises its discretion and good judgment and considers, as a reference point, competitive data for issuers in a similar position. The source data for the comparator are the survey results of an independent survey conducted by a human resources consulting group in a prior year. Achieving the appropriate level of total compensation for an executive year over year is accomplished primarily by adjusting the amounts of short-term and long-term compensation granted to such executive.

BASE SALARY

Executives' salaries were benchmarked to comparable public technology companies based in Toronto. The survey completed indicated that the Corporation compensates its employees at approximately the 50th percentile of the comparable set of companies. The Human Resources and Corporate Governance Committee will periodically engage an independent consultant to determine whether the Corporation's salary, bonus and stock option compensation are appropriate.

To determine a particular executive officer's compensation, the Human Resources and Corporate Governance Committee will give consideration to the Corporation's performance, personal performance, leadership and achievement of specific annual objectives. Such specific annual objectives are based on the achievement of financial and non-financial metrics.

SHORT-TERM COMPENSATION INCENTIVES

Executive officers receive a portion of their annual compensation in the form of bonuses. Each executive officer is eligible to be paid a bonus of up to 40% (and in the case of the CEO, up to 80%) of his or her salary based on the executive's overall contribution and performance and on the Corporation's achievement of certain financial, strategic and operating targets. With respect to an executive officer's potential bonus, 30% is based on personal objectives and 70% is based on corporate objectives. The personal component of each executive officer's bonus is based upon meeting personal objectives set in conjunction with the CEO (and in the case of the CEO, the objectives are determined by the Human Resources and Corporate Governance Committee). The corporate objective (70% of the bonus potential) is based solely on achieving an EBITDA target determined by the Board of Directors.

LONG-TERM COMPENSATION INCENTIVES

The Corporation's long-term incentive compensation for executive officers is provided through grants of stock options under the Stock Option Plan. Participation in the Stock Option Plan is considered to be an important component of compensation in order to focus the interests of executives on the long-term interests of the shareholders. The Board administers the Stock Option Plan subject to option guidelines and recommendations developed by the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each executive's responsibility and personal performance, and takes into consideration the number and terms of stock options that have been previously granted to that executive.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER (T. ROBERT MACLEAN)

Mr. MacLean's compensation is determined in the same fashion as all other executive officers of the Corporation and consists of base salary, bonus and stock options as determined by the Human Resources and Corporate Governance Committee. In 2005, he was paid a base salary of $250,000 and received a bonus of $45,000 attributed to employment performance in 2005. Mr. MacLean's maximum target bonus was $200,000 or 80% of his base salary. The determination of the bonus was based on individual performance and, as described above in "Short-Term Compensation Incentives," the EBITDA target determined by the Board of Directors. Mr. MacLean was granted 140,000 employee stock options with an exercise price of $0.85 per Common Share. In 2005, the Human Resources and Corporate Governance Committee made use of a benchmark study performed in a prior year to determine the Chief Executive Officer's salary and bonus.

The report was presented by Messrs. Thompson, Korman, and Lavine.

                                PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for the Common Shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of $100 on January 1, 2001.

                              [PERFORMANCE GRAPH]

                                         Dec, 29  Dec. 31  Dec. 31  Dec. 31  Dec. 31  Dec. 30
                                           2000     2001     2002     2003     2004     2005
---------------------------------------  -------  -------  -------  -------  -------  -------
Points International Ltd. Share Price(1) $ 0.60   $ 0.24   $  0.35   $ 1.00   $ 0.94   $ 1.03
Points International Ltd. Common Shares   100.0     40.0      58.3    166.7    156.7    171.7
S&P/TSX Small Cap Index                   100.0    103.2      98.8    131.4    139.1    151.4
S&P/TSX Composite Index                   100.0     86.1      74.0     92.0    103.5    126.2

Note:

(1)   Indexed return to calculate the relative performance.

                  INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
                               AND SENIOR OFFICERS

None of the directors or officers of the Corporation or any of their associates was indebted to the Corporation or its subsidiaries in the most recently completed fiscal year.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On April 4, 2005, Points Investments, Inc., an affiliate of IAC/InterActiveCorp, acquired the Series Four Preferred Share for $3.45 million. See "General Development of the Business - Three-year History" and "Risk Factors - Limited Financial Resources" in the Corporation's Annual Information Form.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation's approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of National Instrument 58-101.

                             APPOINTMENT OF AUDITORS

Management proposes to nominate Mintz & Partners LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The Common Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Mintz & Partners LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld. Mintz & Partners LLP have been the auditors of the Corporation since February 2000.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2005 has been provided to the shareholders of the Corporation.

                       INCREASE IN NUMBER OF STOCK OPTIONS

On March 10, 2006, the Board passed a resolution, subject to regulatory and shareholder approvals, that amends the Corporation's Stock Option Plan by increasing the maximum number of Common Shares issuable thereunder from 10,206,948 to 14,058,406. Such increased maximum number equals 15% of the 93,722,708 Common Shares issued and outstanding as at March 10, 2006. Accordingly, this Meeting has been called, in part, for the shareholders to consider and, if thought fit, to approve with or without variation as an ordinary resolution the Option Plan Resolution (the text of which is set out as Schedule C hereto) authorizing such amendment to the Stock Option Plan.

Options authorized by shareholders were 10,206,948 at March 10, 2006. Of this, 4,489,539 were exercised resulting in 5,717,409 as net options authorized. Options granted to March 10, 2006 were 5,056,913, leaving 660,496 options available to grant.

                                       Mar. 10,     Dec. 31,      Dec. 31,
                                         2006         2005         2004
                                     -----------   ----------    ----------
Options Authorized by Shareholders    10,206,948   10,206,948    10,206,948
   Less: Options Exercised            (4,489,539)   4,484,539    (2,382,312)
                                     -----------   ----------    ----------
Net Options Authorized                 5,717,409    5,722,409     7,824,636
   Less: Options Granted              (5,056,913)  (4,866,913)   (6,184,558)
                                     -----------   ----------    ----------
Options Available to Grant               660,496      855,496     1,640,078
                                     ===========   ==========    ==========

The purpose of the Stock Option Plan is to provide certain directors, officers, key employees and service providers (individually or collectively referred to as "PARTICIPANTS") of the Corporation and its subsidiaries with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This is intended to provide an increased incentive for these directors, officers, key employees and service providers to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation and its subsidiaries to attract and retain individuals of exceptional skill. Management believes that the Stock Option Plan is an important tool in attracting and retaining the highest calibre of individuals. The maximum term of each option under the Stock Option Plan is 10 years and the exercise price of each option is determined based on the closing price of the Common Shares on the TSX on the business day preceding the date of the grant of the option. In accordance with the terms of the Stock Option Plan, options granted to certain executive officers vest immediately upon a change of control. The standard vesting terms of options granted by the Corporation are that one third of the options vest on each of the first three anniversaries of the option grant date.

Each option, and all rights to purchase Common Shares thereunder, expires and terminates immediately upon the termination of the employment of the Participant by the Corporation or any subsidiary of the Corporation, immediately upon the Participant ceasing to be an officer, director or employee and immediately upon the Participant ceasing to be a service provider other than in the circumstances referred to below.

If, before the expiry of an option in accordance with the terms thereof:

      a. in the case of a Participant who is an employee of the Corporation, the employment of the Participant by the Corporation (or by any of its subsidiaries) shall terminate for any reason whatsoever other than termination by the Corporation for cause or the voluntary resignation of the Participant but including, for greater certainty, termination by reason of the death of the Participant; or

      b. in the case of a Participant who is an officer, a director or service provider of the Corporation and not an employee, such officer or director shall cease to be an officer, a director or service provider of the Corporation for any reason;

such Option may, subject to the terms thereof and any other terms of the Stock Option Plan, be exercised, if the Participant is deceased, by the legal personal representative(s) of the Participant's estate or, if the Participant is alive, by the Participant, at any time within 90 days of the date of termination of employment or, where applicable, the date a Participant ceases to be an officer, director or service provider.

Options granted to Participants under the Stock Option Plan may not be assigned or transferred and, except in the case of the death of a Participant as provided for above, are exercisable only by the Participant to whom the options have been granted. The Board may amend or discontinue the Stock Option Plan at any time without the consent of the Participants. Any amendment of the Stock Option Plan will require the prior approval of the TSX.

Currently, 660,496 Common Shares remain available under the Stock Option Plan for further option grants. Management believes that the additional 3,851,458 Common Shares to be made available for issue under the Stock Option Plan if the amendment is approved is desirable in order to preserve flexibility for the Corporation in continuing to attract and retain those individuals with the skills and abilities necessary to the future success and prosperity of the Corporation.

Since the amendment to the Stock Option Plan could result in the number of shares being reserved for issuance pursuant to stock options granted to directors and senior officers of the Corporation (including the outstanding options to acquire Points.com Inc. common shares with associated put rights) exceeding 10% of the outstanding Common Shares, the amendment requires disinterested shareholder approval under the rules of the TSX, and is otherwise subject to the approval of the TSX in accordance with such rules.

To be approved in accordance with the rules of the TSX, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting, other than votes attaching to shares beneficially owned by the directors and senior officers of the Corporation and their associates. The directors and executive officers of the Corporation and their associates beneficially own 10,154,075 Common Shares, representing 10.8% of the issued and outstanding voting securities of the Corporation. MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE OPTION PLAN RESOLUTION. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Option Plan Resolution.

                              SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2007 annual meeting of shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 10, 2006 to be considered for inclusion in the management proxy circular and statement for the 2007 annual meeting of shareholders.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

                             ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2005. Information concerning the Corporation's Audit Committee may be found on the Corporation's Annual Information Form "BOARD COMMITTEES - Audit Committee". Additional information about the Corporation is available on SEDAR at www.sedar.com and on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Corporate Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

      (a) the Corporation's most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein;

      (b) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

      (c) the Corporation's Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

                                 BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

            DATED as at March 10, 2006

                                                (signed) Robert MacLean
                                                ----------------------------
                                                Robert MacLean
                                                Chief Executive Officer

                                   SCHEDULE A

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101- Disclosure of Corporate Governance Practices is set out below.

The following defined terms are used in this statement of corporate governance practices:

      "BOARD" means the board of directors of the Corporation;

      "CEO" means the chief executive officer of the Corporation;

      "CHAIRMAN" means the chairman of the Board;

      "CIRCULAR" means the Management Information Circular of the Corporation dated March 10, 2006, to which this statement of corporate governance practices is attached;

      "CORPORATION" means Points International Ltd.; and

      "DIRECTOR" means a director on the Board.

      TABLE OF DIRECTORS' RELATIONSHIPS TO THE CORPORATION

      DISCLOSURE REQUIREMENT                                              CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
1.    Board of Directors

Disclose the identity of                    A majority of our Directors are independent. Independence has been determined in
directors who are independent.              the case of each Director on the basis of the definition of independence in
                                            Multilateral Instrument 52-110 Audit Committees.

                                            Independence has been determined in the case of each director pursuant to the definition of independence in section 1.4 of Multilateral Instrument 52- 110 -
                                            Audit Committees on the basis that he has no direct or indirect material relationship with the Corporation that could, in the view of the Board, be reasonably expected to interfere with the exercise of his independent judgment.
                                            The Board has informed itself of the relationships between each of the directors and the Corporation and the relationship between IAC/InterActiveCorp and the
                                            Corporation. Each of Messrs. Kang, Korman and Moriarty has an employment relationship with IAC/InterActiveCorp that does not, in the Board's view, compromise his independence. In view of the fact that IAC/InterActiveCorp is a shareholder of, but does not control the Corporation, and that there are no other relationships between Messrs. Kang, Korman or Moriarty and the Corporation, the
                                            Board is satisfied that each of them is independent.

                                            The following chart details the Board's determination with respect to the independence status of each Director:

      DISCLOSURE REQUIREMENT                                              CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
Disclose the identity of                                                                     Not                Reason not
directors who are not                            Name                   Independent      Independent           Independent
independent, and describe the               -----------------           -----------      -----------         ----------------
basis for that determination.               Douglas A. Carty                 X

                                            Marc B. Lavine                   X

Disclose whether or not a                   T. Robert MacLean                                                Chief Executive
majority of directors are                                                                     X                   Officer
independent. If a majority of
directors are not independent,              John W. Thompson                 X
describe what the board of
directors (the "board") does to             Richard Kang                     X
facilitate its exercise of
independent judgement in                    Eric A. Korman                   X
carrying out its
responsibilities.                           Sean Moriarty                    X

If a director is presently a                The Corporation benefits from the experience many of its Directors gain
director of any other issuer that           from serving on boards of other public companies. A list of the public
is a reporting issuer (or the               company boards on which each of our Directors serves is included as part of
equivalent) in a jurisdiction or            the biographical information provided about each director under Election of
a foreign jurisdiction, identify            Directors on page 3 of this Circular.
both the director and the other
issuer.

Disclose whether or not the                 Mr. Carty, the Chairman of the Board, presides at all such meetings. If Mr. Carty
independent directors hold                  is not available at a particular meeting, Mr. Lavine presides. In 2005 Board
regularly scheduled meetings                meetings, the independent Directors met three times in these in camera sessions.
at which non-independent
directors and members of                    The Audit Committee and Human Resources and Governance Committee are both
management are not in                       comprised solely of independent Directors and hold an in camera session at every
attendance. If the independent              meeting. In total, these Board committees held eight in camera sessions in 2005.
directors hold such meetings,
disclose the number of
meetings held since the
beginning of the issuer's most
recently completed financial year.
If the independent directors do
not hold such meetings, describe
what the board does to facilitate
open and candid discussion among
its independent directors.

Disclose whether or not the                 Mr. Carty is the Chairman of the Board and is an independent director.
chair of the board is an
this capacity are as follows:               His role and responsibilities in this capacity are as follows:
independent director. If the
board has a chair or lead
director who is an independent
director, disclose the identity

                                     - 18 -

      DISCLOSURE REQUIREMENT                                          CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
of the independent chair or                 BOARD LEADERSHIP
lead director, and describe his
or her role and responsibilities.           The Chairman will provide leadership to Directors in discharging their
If the board has neither a chair            mandate as set out in the Charter, including by:
that is independent nor alead
director that is independent,                     (a)   leading, managing and organizing the Board consistent with the approach to
describe what the board does to                         corporate governance adopted by the Board  from time to time;
provideleadership for its
independent directors.                            (b)   promoting cohesiveness among the Directors; and

                                                  (c)   being satisfied that the responsibilities of the Board and its committees are well understood by the Directors.

                                            RELATIONSHIP WITH CHIEF EXECUTIVE OFFICER

                                            The Chairman shall provide advice, counsel and mentorship to the CEO.

                                            INFORMATION FLOW

                                            The Chairman shall promote the delivery of information to the Directors on a timely basis to keep the Directors fully apprised of all matters which are material to Directors at all times.

                                            The Chairman shall be satisfied that the information requested by any Director is provided and meets the needs of that Director.

                                            MEETINGS OF THE BOARD

                                            In connection with meetings of the Directors, the Chairman shall be responsible for the following:

                                                  (a)   scheduling meetings of the Directors;

                                                  (b)   coordinating with the chairmen of the committees of the Directors to schedule meetings of the committees;

                                                  (c)   ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation;

                                                  (d)   setting the agenda for meetings of the Board;

                                                  (e)   monitoring the adequacy of materials provided to the Directors by management in connection with the Directors' deliberations;

                                                  (f)   ensuring that the Directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

                                                  (g)   presiding over meetings of the Directors; and

                                                  (h)   encouraging free and open discussion at meetings of the Board.

      DISCLOSURE REQUIREMENT                                             CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
                                            MEETINGS OF SHAREHOLDERS

                                            The Chairman shall preside over meetings of the Corporation's shareholders.

                                            OTHER RESPONSIBILITIES

                                            The Chairman shall perform such other functions:

                                                  (a)   as may be ancillary to the duties and responsibilities described above; and

                                                  (b)   as may be delegated to the Chairman by the Board from time to time.

Disclose the attendance record of           ATTENDANCE RECORD OF CURRENT DIRECTORS:
each director for all board
meetings held since the beginning           Doug Carty - 8 of 8 board meetings and 4 of 4 committee meetings of the issuer's most recently
completed financial year.                   Richard Kang - 3 of 5 board meetings

                                            Eric Korman - 7 of 8 board meetings and 6 of 8 committee meetings

                                            Marc Lavine - 7 of 8 board meetings and 6 of 7 committee meetings

                                            Rob MacLean - 8 of 8 board meetings

                                            Sean Moriarty - 5 of 5 board meetings

                                            John Thompson - 7 of 8 board meetings and 4 of 4 committee meetings

                                            FORMER DIRECTORS OF CORPORATION:

                                            Christopher Barnard - 3 of 3 board meetings

                                            Rowland Fleming - 3 of 3 board meetings and 1 of 1 committee meeting

                                            Jim Kranias - 3 of 3 board meetings and 1 of 1 committee meeting

                                            Dan Marriott - nil of 3 board meetings

                                            Grant McCutcheon - 2 of 3 board meetings and nil of 1 committee meeting

                                            Chris Payne - nil of 1 board meeting

      DISCLOSURE REQUIREMENT                                              CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
2. Board Mandate

Disclose the text of the                    The mandate of the Board is attached as Schedule B and is posted on the
board's written mandate. If                 Corporation's Web site at:
the board does not have a                   www.points.com/corporate/investor_corporategovernance.html written mandate, describe how
the board delineates its role
and responsibilities.
                                            Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.

3. Position Descriptions

Disclose whether or not the                 The Board has position descriptions for Chairman and the chair of each board
board has developed written                 committee.
position descriptions for the
chair and the chair of each
board committee. If the board
has not developed written
position descriptions for the
chair and/or the chair of each
board committee, briefly
describe how the board
delineates the role and
responsibilities of each such
position.

Disclose whether or not the                 A position description has also been adopted for the CEO.
board and CEO have developed a
written position description
for the CEO. If the board and
CEO have not developed such a
position description, briefly
describe how the board
delineates the role and
responsibilities of the CEO.

4. Orientation and Continuing Education

Briefly describe what measures              The Corporation's orientation program helps new Directors contribute effectively
the board takes to orient new               to the work of the Board as soon as possible. As part of this program, new
directors regarding:                        Directors receive written materials on the Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of
(i) the role of the board, its              its committees. New Directors also attend meetings with the Chairman and key
committees and its directors,               executives and receive presentations from senior management on all aspects of the
and                                         Corporation's business. Through this orientation program, new Directors have the opportunity to become familiar with the operations and culture of the
(ii) the nature and operation               organization and the role played by the Board in that context.
of the issuer's business.

      DISCLOSURE REQUIREMENT                                              CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
Briefly describe what                       Through the Board's continuing education program, Directors are provided with
measures, if any, the board                 information about the Corporation's business and industry through management
takes to provide continuing                 presentations, analyst reports and regular business updates from the CEO.
education for its directors.
If the board does not provide
continuing education, describe
how the board ensures that its
directors maintain the skill
and knowledge necessary to
meet their obligations as
directors.

5. Ethical Business Conduct

Disclose whether or not the                 The Corporation does not currently have a written code of business conduct and
board has adopted a written                 ethics.
code of business conduct and
ethics for the directors,                   The board of directors, the CEO and senior management all believe that it is
officers and employees. If the              critical that the Corporation maintain the highest standards to ethical
board has adopted a written                 behaviour. Therefore, the Corporation is in the process of establishing a Code of
code:                                       Ethics that applies to all the Corporation's directors, officers and employees.

(i) disclose how a person or
company may obtain a copy of
the code;

(ii) describe how the board                 Managers will review the policy with their employees each year and all Vice
monitors compliance with its                Presidents and above will be required to certify compliance with the policy
code, or if the board does not              annually. The policy will require ethical behaviour from employees and encourages
monitor compliance, explain                 employees to report breaches of the policy to their manager. The audit committee
whether and how the board                   of the Corporation is in the process of developing "whistle blower" procedures.
satisfies itself regarding
compliance with its code; and

(iii) provide a
cross-reference to any
material change report filed
since the beginning of the
issuer's most recently
completed financial year that
pertains to any conduct of a
director or executive officer
that constitutes a departure
from the code.

Describe any steps the board                As part of its written mandate, the Board has adopted as a minimum standard that
takes to ensure directors                   directors must demonstrate integrity and high ethical standards. The mandate also
exercise independent judgement              requires the Board, to the extent feasible, to satisfy itself as to the integrity
in considering transactions                 of the Corporation's CEO and other executive officers and that the CEO and other
and agreements in respect of                executive officers create a culture of integrity throughout the organization.
which a director or executive
officer has a material
interest.

      DISCLOSURE REQUIREMENT                                              CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
Describe any other steps the                Other than as disclosed in the Circular, the Corporation has no contracts or
board takes to encourage and                other arrangements in place in which any of its directors or officers has a
promote a culture of ethical                material interest and does not anticipate entering into any such arrangement. If
business conduct.                           any such arrangement were to arise, it would first be considered by the Audit
                                            Committee and approved by the Board (in each case, without the participation of the director who had the material interest in question).

6. Nomination of Directors

Describe the process by which               There are currently no plans to recruit new directors. However, recognizing that
the board identifies new                    new directors are periodically required, the Human Resources and Corporate
candidates for board                        Governance Committee would be charged with the responsibility of determining the
nomination.                                 competencies and skills each existing director possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit the Corporation.

Disclose whether or not the                 The Human Resources and Corporate Governance Committee fulfills the role of a
board has a nominating                      nominating committee and is comprised of independent Directors. The mandate of
committee composed entirely of              the Committee is posted on our Web site at: www.points.com/
independent directors. If the               corporate/investor_corporategovernance.html.
board does not have a
nominating committee composed
entirely of independent
directors, describe what steps
the board takes to encourage
an objective nomination
process.

If the board has a nominating               If required to recruit a new director, the responsibilities, powers and operation
committee, describe the                     of the Human Resources and Corporate Governance Committee would include the
responsibilities, powers and                ability to hire an external consultant to assist in the search based upon the
operation of the nominating                 Corporation's needs.
committee.

      DISCLOSURE REQUIREMENT                                              CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
7. Compensation

Describe the process by which               In setting the compensation of the Corporation's officers, the Human Resources
the board determines the                    and Governance Committee targets a median level of compensation for each
compensation for the issuer's               component in the officer's compensation package (base salary, annual incentives,
directors and officers.                     long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Human Resources and Governance Committee, see the Report by Human
                                            Resources and Corporate Governance Committee on Executive Compensation on page 10 of this Circular.

                                            Director compensation is set by the Board on the recommendation of the Human
                                            Resources and Governance Committee. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.

Disclose whether or not the                 The Human Resources and Governance Committee of the Board is comprised of the
board has a compensation                    following independent Directors: Mr. Thompson (Chairman), Mr. Korman and Mr.
committee composed entirely of              Lavine.
independent directors. If the
board does not have a
compensation committee
composed entirely of
independent directors,
describe what steps the board
takes to ensure an objective
process for determining such
compensation.

If the board has a compensation             The Human Resources and Governance Committee considers matters within its mandate
committee, describe the                     and makes recommendations to the full Board. The independent directors approve
responsibilities, powers and                the CEO's compensation. The Committee and its Chairman are appointed annually by
operation of the compensation               the Board. As part of each meeting, Committee members meet without any member of
committee.                                  management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary.

                                            The mandate of the Human Resources and Governance Committee is posted on our Web site at:

                                            www.points.com/corporate/
                                            investor_corporategovernance.html.

                                            The Committee's responsibilities include:

                                              -    human resources matters;

                                              -    executive compensation;

                                              -    director compensation;

                                              -    succession planning; and

                                              -    disclosure and corporate governance.

      DISCLOSURE REQUIREMENT                                              CORPORATION PRACTICES
----------------------------------          ---------------------------------------------------------------------------------
If a compensation consultant                In 2004 and 2006, the Corporation purchased the "Watson Wyatt Annual Canadian
or advisor has, at any time                 Salary Survey Executive Compensation Report" which was utilized in determining
since the beginning of the                  executive compensation.
issuer's most recently
completed financial year, been
retained to assist in
determining compensation for
any of the issuer's directors
and officers, disclose the
identity of the consultant or
advisor and briefly summarize
the mandate for which they
have been retained. If the
consultant or advisor has been
retained to perform any other
work for the issuer, state
that fact and briefly describe
the nature of the work.

8. Other Board Committees

If the board has standing                   Not applicable.
committees other than the
audit, compensation and
nominating committees,
identify the committees and
describe their function.

9. Assessments

Disclose whether or not the                 The Board of Directors of the Corporation does not regularly conduct assessments
board, its committees and                   of its individual directors.
individual directors are
regularly assessed with                     However, through the role as Chairman, Mr. Carty is charged with the
respect to their effectiveness              responsibility to provide leadership for the Board in the discharging of its
and contribution. If                        mandate, including leading, managing and organizing the Board consistent with the
assessments are regularly                   approach to corporate governance, promoting cohesiveness among the Directors and
conducted, describe the                     being satisfied that the responsibilities of the Board and its committees are
process used for the                        well understood by the Directors. See Section 1 "Board of Directors" for
assessments. If assessments                 additional information regarding the Chairman's role in determining that its
are not regularly conducted,                individual Directors are performing effectively.
describe how the board
satisfies itself that the
board, its committees, and its
individual directors are
performing effectively.



                                   SCHEDULE B

                           BOARD OF DIRECTORS CHARTER

1.   CHARTER

     1.1  In adopting this charter,

          (a) the Board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act ("CBCA") is to manage or supervise the management of Points International's business and affairs and that this mandate includes responsibility for stewardship of Points International;

          (b) the Board explicitly assumes responsibility for the stewardship of Points International, as contemplated by the TSX Guidelines.

2.   BOARD MEMBERSHIP

     2.1  Number of Members

     The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International's articles and shall remain subject to such further restrictions as may be set out in the IAC/InterActiveCorp (formerly USA Interactive) Investor's Rights Agreement made as of April 11, 2003 with Points International.

     2.2  Independence of Members

          (a) At least two-thirds of the directors shall not be officers or employees of Points International or any of its affiliates.

          (b) A majority of the directors shall be unrelated directors for the purposes of the Toronto Stock Exchange Corporate Governance Policy.

          (c) The Board shall include a number of directors who do not have interests in or relationships with either Points International or its significant shareholder, if any, and which, in the view of the Board, fairly reflects the investment in Points International by shareholders other than the significant shareholder, if any.

     2.3  Election and Appointment of Directors

     Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

     2.4  Vacancy

     The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.

     2.5  Removal of Members

     Any director may be removed from office by an ordinary resolution of the shareholders.

3.   BOARD CHAIR

     3.1  Board to Appoint Chair

     The Board shall appoint the Chair from the members of the Board. The Board should have a non-executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the Vice-Chair, if any, shall be responsible for chairing the meeting.

     3.2  Chair to be Appointed Annually

     The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.   MEETINGS OF THE BOARD

     4.1  Quorum

     A quorum of the Board shall be a majority of its members or a minimum number of directors required by the Articles and, compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

     4.2  Secretary

     The Board shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

     4.3  Time and Place of Meetings

     The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on 48 hours notice.

     4.4  Right to Vote

     Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

     4.5  Invitees

     The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

     4.6  Non-Management Sessions

     At the conclusion of each meeting of the Board, the non-management directors shall meet without any member of management being present (including any director who is a member of management). No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.   OUTSIDE ADVISORS

     5.1  Retaining and Compensating Advisors

     Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.   REMUNERATION OF BOARD MEMBERS

     6.1  Remuneration

     Members of the Board and the Chair shall receive such remuneration for their service on the Board as determined by the Human Resources and Corporate Governance Committee.

7.   DUTIES AND RESPONSIBILITIES OF THE BOARD

     7.1  Specific Aspects of Stewardship Function

     In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

          (a) adoption of a strategic planning process, including approving Points International's strategic plan, approving its annual capital and operating plans, and monitoring corporate performance against those plans;

          (b) assisting management in identifying the principal risks of the corporation's business and in ensuring the implementation of appropriate systems to manage these risks;

          (c) succession planning, including appointing, training and monitoring the President and Chief Executive Officer;

          (d)  the review of material communications with the public; and

          (e) the integrity of the corporation's internal control and management information systems, as assisted by the Audit Committee.

     7.2  Corporate Governance Matters

          (a) The Board, in adopting this mandate, hereby expressly assumes responsibility for developing Points International's approach to governance issues and, in doing so, proposes to comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

          (b) The Board shall review the disclosure with respect to Points International's system of corporate governance and the operation of its system of governance required by the Toronto Stock Exchange.

          (c) The Board shall review each certification required to be delivered by Points International's Chief Executive Officer and Chief Financial Officer to the Toronto Stock Exchange as to Points International's compliance with its listing agreement with the Toronto Stock Exchange.

     7.3  Nomination and Appointment of Directors

          (a) The Board shall nominate individuals for election as directors by the shareholders. The Board shall fill such vacancies on the Board as it is permitted by law to fill.

          (b) Points Investments, Inc. shall nominate and elect three individuals of the Board. Points Investments, Inc. shall fill such vacancies on the Board as it is permitted by law to fill.

     7.4  Significant Decisions

     The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

     7.5  Information Flow from Management

     The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

     7.6  Corporate Objectives

     The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

     7.7  Delegation to Committees

          (a) The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

               i.   Audit Committee; and

               ii.  Human Resources and Corporate Governance Committee.

          (b) Subject to Points International's articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

          (c) The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

          (d) The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board will also establish a process for all committees of the Board to assess their performance on a regular basis.

     7.8  Delegation to Management

          (a) Subject to Points International's articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

          (b) In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Non-executive Chair and the Chief Executive Officer along with indicators to measure the Chief Executive Officer's performance.

     7.9  Residual Authority

     The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

     7.10 Financial Statements

     The Board shall review and, if appropriate, approve Points International's annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

     7.11 Compensation Matters

     The Board shall:

          (a) Executive Compensation Policy - review the executive compensation policy submitted to it by the Human Resources Committee;

          (b)  Compensation and Benefits - review and approve, as appropriate:

               i. the overall structure of Points International's total compensation strategy, including the elements of Points International's annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

               ii. the range of total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources Committee;

               iii. the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board; and

          (c) Organizational Responsibilities - review and approve as appropriate:

               i. appointments for all mission critical positions (as such positions are defined by the Human Resources Committee from time to time) and compensation packages for such appointments;

               ii. the report on Executive Compensation that is required to be included in Points International's management proxy circular;

               iii. and shall require the Human Resources Committee to make recommendations to it with respect to all such matters.

     7.12 Code of Business Conduct

     The Board will approve a business code of conduct recommended to it by management which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.   EVALUATION OF BOARD PERFORMANCE AND MANDATE

     8.1  Amendments to Mandate

     The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

                                   SCHEDULE C

RESOLUTION APPROVING THE INCREASE IN THE NUMBER OF COMMON SHARES ISSUABLE UNDER THE STOCK OPTION PLAN

IT BEING RESOLVED THAT:

1. the incentive stock option plan (the "STOCK OPTION PLAN") of the Corporation be amended to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Stock Option Plan from 10,206,948 to 14,058,406 common shares; and

2. any officer or director of the Corporation be, and is hereby, authorized for and on behalf of the Corporation to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.

                            POINTS INTERNATIONAL LTD.

                                  FORM OF PROXY

                                 FOR USE AT THE
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                 MAY 11TH, 2006

The undersigned shareholder of Points International Ltd. (the "CORPORATION") hereby appoints Robert MacLean, Chief Executive Officer of the Corporation, or failing him, Christopher Barnard, the President of the Corporation, OR INSTEAD OF EITHER OF THE FOREGOING, __________________________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting (the "MEETING") of the shareholders of the Corporation to be held on the 11th day of May, 2006, and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment(s) or postponement(s) thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed:

      1. TO VOTE FOR [ ] OR WITHHOLD FROM VOTING FOR [ ] the election of directors nominated in the Management Information Circular accompanying this form of proxy.

      2. TO VOTE FOR [ ] OR WITHHOLD FROM VOTING FOR [ ] the appointment of Mintz & Partners LLP as the auditors of the Corporation until the next annual meeting and the authorization of the board of directors of the Corporation to fix the remuneration of the auditors.

      3. TO VOTE FOR [ ] OR AGAINST [ ] increasing the number of common shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "OPTION PLAN RESOLUTION").

All shares of the Corporation represented at the Meeting by properly executed proxies will be voted, and such shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of a shareholder on any ballot that may be called for, and where a choice to vote for or against any matter to be acted upon has been specified in a proxy, such shares shall be voted accordingly. IF NO SPECIFICATION AS TO VOTING IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S NOMINEES AS DIRECTORS, FOR THE APPOINTMENT OF MANAGEMENT'S NOMINEES AS AUDITORS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION TO FIX THE REMUNERATION OF THE AUDITORS AND FOR THE OPTION PLAN RESOLUTION, ALL AS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR. IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO SUCH MATTERS. THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN BY THE UNDERSIGNED.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM OR HER AND TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE NOMINEES DESIGNATED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF HIS OR HER NOMINEE IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

DATED the ____________ day of __________________, 2006.

   ___________________________________       ___________________________________
       Name of Shareholder (Print)                Signature of Shareholder

NOTES:

1. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by management of the Corporation. This proxy ceases to be valid one year from its date.

2. Properly executed forms of proxy must be deposited with (i) with Computershare Trust Corporation of Canada, Suite 600, 530 8th Ave. S.W., Calgary, Alberta, Canada T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, Suite 800, 179 John Street, Toronto, Ontario, Canada M5T 1X4, in either case, at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

                                   (IMAGE)

                                                       POINTS INTERNATIONAL LTD.
                                                              2005 ANNUAL REPORT

                                                                   (POINTS LOGO)

                                   (IMAGE)

                                   (IMAGE)

                                                                   (POINTS LOGO)

                                   (IMAGE)

                  POINTS INTERNATIONAL LTD. IS THE OWNER AND OPERATOR OF POINTS.COM, THE WORLD'S LEADING REWARD PROGRAM MANAGEMENT PORTAL. AT POINTS.COM CONSUMERS CAN EARN, BUY, SHARE, REDEEM AND SWAP MILES AND POINTS BETWEEN REWARD PROGRAMS SO THAT THEY CAN GET MORE REWARDS, FASTER(TM). POINTS.COM HAS ATTRACTED OVER 45 OF THE WORLD'S LEADING REWARD PROGRAMS INCLUDING AMERICAN AIRLINES AADVANTAGE(R) PROGRAM, DELTA SKYMILES(R), EBAY ANYTHING POINTS(TM), MEMBERSHIP REWARDS(R) PROGRAM BY AMERICAN EXPRESS, CENDANT TRIPREWARDS(R), PRIORITY CLUB(R) REWARDS, ASIA MILES(TM) AND S&H GREENPOINTS.

MORE ABOUT POINTS INTERNATIONAL LTD. AND POINTS SOLUTIONS

Core Business - POINTS SOLUTIONS

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the POINTS SOLUTIONS, to the loyalty program industry. The POINTS platform was designed to create value for consumers and loyalty programs alike. The POINTS SOLUTIONS are comprised of POINTS.COM, a consumer loyalty program management portal, and a suite of POINTS.COM BUSINESS SOLUTIONS ("PBS") available to loyalty program operators. The Corporation's business is primarily conducted over the Internet (other than functions such as customer support), allowing its two primary categories of customers (loyalty program operators and loyalty program consumers) to be virtually anywhere in the world.

POINTS SOLUTIONS accounted for 94% ($10.03 million) of the Corporation's revenues. The remaining 6% is attributed to interest income.

POINTS.COM

The Corporation's cornerstone product is the proprietary POINTS.COM Web site. POINTS.COM is an online loyalty program management portal. At POINTS.COM, consumers can EARN, BUY, GIFT, SHARE, SWAP and REDEEM miles and points with some of the world's leading loyalty programs and retail partners.

As at December 31, 2005, POINTS.COM had partnered with 30 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 17 gift certificate or retail partners.

For more information on the development of new technology for POINTS.COM, see page 3 "General Development of the Business - Three-Year History" of the Annual Information Form ("AIF").

POINTS.COM BUSINESS SOLUTIONS

At December 31, 2005, the Corporation had 88 POINTS.COM BUSINESS SOLUTIONS products in the marketplace. The PBS products installed include 63 products and 25 Partner Integration add-ons among the six INTEGRATE partners (see page 19, "POINTS.COM BUSINESS SOLUTIONS Growth" for more information). POINTS.COM BUSINESS SOLUTIONS include the following suite of technologies:

      BUY and GIFT - facilitates the online sale and gift of miles, points and other loyalty program currencies;

      TRANSFER - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

      CORPORATE - facilitates the sale of loyalty program currencies to corporate customers;

      ELITE - facilitates the online sale of elite-tier status to members of loyalty programs;

      AIRINCENTIVES - facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

      SYSTEMS DESIGN - custom applications developed for select large loyalty program partners; and

      INTEGRATE - functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

                               TABLE OF CONTENTS

2                MORE ABOUT POINTS INTERNATIONAL LTD. AND POINTS SOLUTIONS

4                MESSAGE FROM THE CHAIRMAN

6                MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

8                BUSINESS HIGHLIGHTS

10               MANAGEMENT TEAM

11               MANAGEMENT'S DISCUSSION AND ANALYSIS

40               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

41               FINANCIAL STATEMENT

42               AUDITOR'S REPORT

69               CORPORATE INFORMATION

MESSAGE FROM THE CHAIRMAN

To Our Shareholders:

Building on a very busy and successful 2004, POINTS INTERNATIONAL took further significant strides in 2005 to strengthen the Corporation's financial standing and its competitive position as the world's leading reward program management portal.

I am particularly pleased to report that we kept a very important commitment to our shareholders by closing a key private placement in April, through which we raised gross proceeds of $15.8 million from institutional and other accredited investors, including IAC/InterActiveCorp.

In addition, we further strengthened our balance sheet at that time, taking a major step toward eliminating our debt, through the sale by CIBC Capital Partners of a $6 million convertible debenture to that same investor group. The debenture was amended upon the sale, improving the terms and conditions for us.

Moreover, we made a commitment, as part of our agreement with that investor group, to pursue a stock exchange listing in the U.S. The Corporation was able to adhere to the spirit of its commitment when it was determined that it qualified for quotation on the Over-The-Counter (OTC) Bulletin Board system in the U.S. We followed through on that pledge on November 15, 2005 when our common shares were approved for quotation on the OTC Bulletin Board under the ticker symbol PTSEF. That was an extremely important development for the Corporation, further increasing our visibility within the U.S. investment community.

At the same time, when combined with our continued trading on the Toronto Stock Exchange in Canada, our common shares should benefit from even greater liquidity. As a result, we have made the transition from having one market-maker to more than 10, in a very short period of time. This has boosted liquidity while exposing the Corporation to a greater number of American institutional and retail shareholders.

A key element of having our common shares registered in the U.S. is the obligation to comply with U.S. securities laws, including those resulting from the enactment of the U.S. Sarbanes-Oxley Act of 2002. For POINTS INTERNATIONAL, this is a responsibility we are taking very seriously. We have assembled a highly capable team to implement our Sarbanes-Oxley compliance, which is backed by strong support at both the Board and executive levels. We all recognize the importance of being diligent regarding our financial statement controls. This not only earns credibility with our U.S. shareholders, as well as our Canadian investors, but it represents a valuable tool to help us maintain the highest standards of governance and management.

Indeed, our commitment to excellence, which encompasses all aspects of our operations, is reflected in our results for 2005. We had a very encouraging year. Revenues of $10 million, 96% percent of which were recurring, were 29% higher compared to 2004. Adjusted for the impact of the weakened U.S. dollar, that growth was 37%, fuelling our drive toward profitability and enabling us to maintain a strong cash position, which was greater than $22 million at year-end.

On that note, I would like to express my gratitude, on behalf of the Board, to all of the Corporation's stakeholders, each of whom has played a key role in sustaining POINTS INTERNATIONAL as a growing success story. We could not have enjoyed such a strong 12 months without the full support of our partners, customers and shareholders.

And once again this year, we are very proud that our talented, dedicated and ambitious employees met the challenges of tackling some extremely important projects. Thanks to our great team of people, we are confident that the Corporation will enjoy even greater success in 2006.

Finally, as we close the book on 2005, I would like to thank Christopher Barnard, Rowland Fleming, Jim Kranias, Grant McCutcheon and Christopher Payne, all of whom tendered their resignations from the Board in April. We are extremely grateful for what they brought to POINTS INTERNATIONAL over the years. From the earliest days of the Corporation, the support and commitment of each of these high-calibre individuals have contributed significantly to our development and success.

They departed the Board following the closing of our private placement deal. In connection with that transaction, and with a view to more closely aligning the size and composition of the Board with the Corporation's needs and with current trends in corporate governance, the Board was reduced from 11 to 7 members. We are very confident that the smaller Board, with the increased representation of some key stakeholders, will continue to effectively and efficiently represent all our shareholders.

/s/ Douglas Carty
------------------------
Douglas Carty
Chairman of the Board

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

To Our Shareholders:

POINTS INTERNATIONAL entered 2005 coming off some exciting developments in 2004. Most importantly, we launched our new Web site, POINTS.COM VERSION 3.0. Despite the large scope of the undertaking, and a very challenging deadline, we delivered this tremendous product ahead of schedule last spring.

Our new site invites people to benefit from having a personalized, multi-currency, multi-functional asset manager in POINTS.COM. Members can now follow a simple process to SWAP miles and points between loyalty programs, EARN more of the miles and points they want, BUY miles and points to top up their balances, SHARE miles and points with family and friends, and REDEEM unique redemption opportunities.

The new Web site resulted in a significant increase in traffic, with approximately 3.24 million unique visits to our site in 2005, almost triple the
1.1 million unique visits we experienced in 2004. In addition, the Corporation's database of registered users increased by 79% to 1,083,670 at the end of 2005. That includes 122,000 new users in the third quarter and 183,700 in the fourth quarter, our two strongest quarters to date for new registrants. In fact, in October, 2005, POINTS.COM passed the milestone of one million registered users. Also of note, cumulative miles and points transacted increased to 15.51 billion in 2005, up 86% from 8.34 billion in 2004.

Looking ahead, the Corporation has three goals for the POINTS.COM Web site. The first is to drive registered users to the site at a reasonable cost. As reflected in our increase in registered users, we have already demonstrated solid success on that front. Secondly, we are working with consumers to have them share more details about their preferences and behaviours so we can better serve them. Related to that, our third goal is to attract consumers to the various transaction engines of the Web site.

These latter two challenges are key focal points for our team in 2006. In short, we will continue to strengthen our consumer value proposition. To accomplish that, we are making subtle adjustments to the navigation flow through the site, making it easier and more intuitive for the consumer to use our ultra-powerful tool for managing reward programs.

In addition, we are enhancing our "SUGGESTION ENGINE," which was tested in the fourth quarter of 2005 and moved into production in February, 2006. This technology educates members on how they can take advantage of relevant, valuable reward possibilities available through our extremely diverse and growing array of partnerships, and suggests transactions to attain members' goals faster.

Our POINTS.COM partnership total rose to 47 at the end of 2005. As is documented in the Business Highlights section of this report, we added, among others, American Express, which is set to launch in early May, 2006, as well as Amazon.com(R), Hudson's Bay Company, Starbucks, MSN(R) Music and Intrawest. In 2006, we have several more exciting partnerships in the pipeline, both in existing verticals like retail and financial services, and new areas, such as gaming and online services.

We also have some major plans for the growing POINTS.COM BUSINESS SOLUTIONS ("PBS") side of our business. We strongly believe that there is exceptional revenue potential over the next five years for this successful business unit.

Building on our current standing of 22 partners offering PBS products to their members and 88 global PBS product installations, we have plans for some innovative new PBS partnerships, in North America and internationally. In addition, we are actively engaged in research and development into new products that we can sell to both new and existing partners.

In last year's annual report, I wrote that our objective in the PBS area was to drive significant efficiency improvements, in terms of faster development time and lower development costs. I'm pleased to report solid progress in that. Of note, we have launched a new platform that will make it easier to upgrade features in the various products we offer, while allowing us to utilize different promotional capabilities, benefiting our partners as well as POINTS INTERNATIONAL.

Overall, the market opportunity of this industry remains immense. Points and miles represent the largest currency market in the world. According to The Economist (January 5, 2005 edition), there are an estimated 14 trillion frequent flyer miles in circulation worldwide, worth about $700 billion in buying power. One in three Americans belongs to a Frequent Flyer program and the average person is a member of more than seven programs.

With all of those assets remaining essentially unmanaged today, we are resolute that we will fully seize the exciting market opportunity before us. In executing our plan, we continue to leverage our first-mover advantage, the exceptional base of partnerships we have created and, above all else, our outstanding employees. Driven by a clear vision of what the Corporation can be, our team of consummate professionals continues to work tirelessly for the benefit of our customers and shareholders. We are very proud of what they have accomplished in 2005 and look forward to 2006 being another year of strong progress toward the Corporation reaching its ultimate potential.

/s/ Robert MacLean
------------------
Robert MacLean

Chief Executive Officer

BUSINESS HIGHLIGHTS

NEW PARTNERSHIPS

Retail

      MICROSOFT(R) POINTS (FEBRUARY 2006)

      Microsoft Points is an online currency launched in November 2005. The partnership allows Microsoft customers to SWAP or REDEEM their points on POINTS.COM.

      UTIX GROUP (SEPTEMBER 2005)

      This provider of pre-paid experiences at golf courses, ski resorts and spas is now a REDEEM option for POINTS.COM customers.

      LOYALTY LAB INC. (AUGUST 2005)

      This partnership enables integration with POINTS.COM to any loyalty program created and managed through the Loyalty Lab platform, a leader in on-demand retailer loyalty.

      e-REWARDS(R) (AUGUST 2005)

      Members of e-Rewards earn points for participating in marketing surveys. Through the partnership POINTS.COM members can SWAP into e-Rewards from other partners.

      AMAZON.COM(R) (SEPTEMBER 2005)

      Amazon.com sells millions of products in dozens of categories. The partnership allows POINTS.COM customers to REDEEM miles or points for Amazon.com gift certificates.

      HBC REWARDS (JUNE 2005)

      Over 8.5 million members of the Hudson's Bay Company loyalty program can SWAP with other POINTS.COM partners. Hbc is also using POINTS.COM BUSINESS SOLUTIONS technology to facilitate the sale of loyalty program currencies to corporate customers.

      VoIP MDU.COM (MAY 2005)

      This partnership offers Canadian POINTS.COM customers the opportunity to SWAP miles or points for pre-paid Voice Over Internet Protocol telephone packages.

Entertainment

      MSN(R) MUSIC (AUGUST 2005)

      This first-of-a-kind partnership lets POINTS.COM customers SWAP miles or points for downloads of the million-plus songs available online from MSN Music.

Financial

      MEMBERSHIP REWARDS(R) PROGRAM FROM AMERICAN EXPRESS (MARCH 2005)

      This partnership brings the Membership Rewards program onto the POINTS.COM portal in the second quarter of 2006. In addition, the Membership Rewards Program uses POINTS.COM BUSINESS SOLUTIONS to offer real-time point transfers to select customers.

Travel

      GLOBALPASS(R) (NOVEMBER 2005)

      This independently-owned loyalty program awards its members with GlobalMiles(TM). The partnership allows GlobalPass members to SWAP into and out of, and to REDEEM from, their accounts on POINTS.COM.

      INTRAWEST (APRIL 2005)

      This partnership allows POINTS.COM members to REDEEM miles or points for gift certificates that can be used at most Intrawest-owned and operated ski and golf resorts.

      CENDANT TRIPREWARDS(R) (MARCH 2005)

      The loyalty program of the Cendant Hotel Group has a large and diversified membership base. This partnership allows TripRewards members to SWAP into and out of, and to REDEEM from, their accounts on POINTS.COM. In addition, TripRewards uses a number of POINTS.COM BUSINESS SOLUTIONS products in its operations.

NEW PRODUCT OFFERINGS

      AIRINCENTIVES(TM) (JUNE 2005)

      POINTS INTERNATIONAL LTD. has created a unique business incentive program. AIRINCENTIVES lets corporations buy bulk air miles, redeemable at any one of five participating airlines. This program enhances incentive-based sales by expanding redemption options for consumers.

      In February 2006, GIFTCERTIFICATES.COM(TM) added AIRINCENTIVES as a travel redemption option: customers can redeem SuperCertificates(R) for AIRINCENTIVES miles.

      Also in February 2006, Florida-based MADISON AVENUE COMMUNICATIONS partnered with POINTS INTERNATIONAL LTD. to develop national AIRINCENTIVES initiatives.

      MILES FOR MAGAZINES (APRIL 2005)

      This addition to POINTS.COM allows customers to REDEEM miles or points for subscriptions to some of the world's favourite magazines.

      IMPROVED POINTS.COM WEB SITE (APRIL 2005)

      The enhanced POINTS.COM consumer portal launched ahead of schedule. The new site, by streamlining such tools as SWAP, EARN, BUY and REDEEM, increased transaction rates while enhancing the customer loyalty experience.

CORPORATE ACHIEVEMENTS

      STOCK APPROVED FOR QUOTATION IN U.S. (NOVEMBER 2005)

      POINTS INTERNATIONAL LTD. common stock was approved for quotation on the Over-The-Counter (OTC) Bulletin Board under the sticker symbol PTSEF.

      CLOSED $15.8 MILLION PRIVATE PLACEMENT (APRIL 2005)

      POINTS INTERNATIONAL LTD. raised approximately $15.8 million through the issuance of 18.1 million common shares to a group of institutional and other accredited investors, including IAC/InterActiveCorp. In addition, CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, completed the sale of its $6 million convertible debenture, issued by POINTS INTERNATIONAL LTD. in 2001, to the same investor group.

EXECUTIVE MANAGEMENT TEAM

ROB MACLEAN, CHIEF EXECUTIVE OFFICER: Rob has served as Chief Executive Officer of POINTS since February, 2000, and is a member of the Corporation's board of directors. A founder of the organization, Rob champions the Corporation's business vision and directs the team of senior managers. Previously, Rob held a variety of positions with major airlines in Canada over a 12-year period, most recently as Vice President, Sales with Canadian Airlines, with responsibility for the Canadian Plus loyalty program.

CHRISTOPHER BARNARD, PRESIDENT: Christopher serves as President of POINTS INTERNATIONAL. In this role, Christopher leads all Partner development initiatives and plays a key role in guiding business strategy for the Corporation. He has been an officer of the Corporation since co-founding its predecessor, Exclamation International Incorporated, in 1998.

DARLENE HIGBEE CLARKIN, CHIEF TECHNOLOGY OFFICER & VICE PRESIDENT, INFORMATION
TECHNOLOGY: Darlene is one of the founders of the organization. In her role, Darlene leads the ongoing development of POINTS Web application and partner integration and is responsible for POINTS' technology planning. Darlene directs a highly skilled group of IT professionals to integrate new partnerships, support the POINTS SOLUTIONS Web applications and research and implement future development. Darlene brings over 19 years of loyalty program and information technology experience to POINTS.

GRAD CONN, CHIEF MARKETING OFFICER: Grad is the marketing champion at POINTS, responsible for all communications initiatives directed at both consumer and business audiences. Prior to joining POINTS.COM, Grad was VP and Managing Director at Grey Direct + Interactive. His background includes nine years in the CPG industry at Procter & Gamble, ten years running his own direct + interactive agency, and seven years running and angeling venture-funded software companies in the peer-to-peer and social networking spaces, including OpenCola Inc., which was declared by Fortune magazine to be "one of the 25 coolest technology companies of 2001."

PETER LOCKHARD, VICE PRESIDENT, POINTS BUSINESS SOLUTIONS: Peter joined POINTS INTERNATIONAL in January, 2005 as Vice President, POINTS.COM BUSINESS SOLUTIONS and is responsible for determining and implementing strategies to successfully grow POINTS.COM BUSINESS SOLUTIONS. Peter has extensive senior and general management experience, including professional services, operations, sales and sales management, business and corporate development, marketing and client services. In addition, Peter has successfully worked in start-up and early stage environments that have achieved significant growth.

STEPHEN YUZPE, CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY: Steve is responsible for POINTS' financial strategy (including financings), financial reporting and planning, taxation, treasury, investor relations, legal and compliance, regulatory affairs, enterprise risk and the Sarbanes-Oxley compliance process. In this capacity, he manages relationships with a number of outside professional firms, including auditors and external legal counsel. Steve joined the Corporation's predecessor, Exclamation International Incorporated, in February, 1999.

MANAGEMENT'S

DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION & ANALYSIS

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of POINTS INTERNATIONAL LTD. (which is also referred to herein as "POINTS" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2005 and with the Corporation's 2004 audited consolidated financial statements. Further information, including POINTS' Annual Information Form ("AIF") for the year ended December 31, 2005, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of March 10, 2006.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this MD&A, including those relating to POINTS' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of POINTS as set forth herein. These statements are not historical facts but instead represent only POINTS' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of POINTS may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with applicable securities regulators and the factors detailed in POINTS' other filings with applicable securities regulators, including the factors detailed in POINTS' annual and interim financial statements and the notes thereto. POINTS does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

OVERVIEW OF POINTS INTERNATIONAL BUSINESS

Core Business - POINTS SOLUTIONS

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the POINTS SOLUTIONS, to the loyalty program industry. The technology platform was designed to create value for consumers and loyalty programs alike. The POINTS SOLUTIONS are comprised of POINTS.COM, a consumer loyalty program management portal, and a suite of POINTS.COM BUSINESS SOLUTIONS ("PBS") available to loyalty program operators. The Corporation's business is primarily conducted over the Internet (other than functions such as customer support), allowing its two primary categories of customers (loyalty program operators and loyalty program consumers) to be virtually anywhere in the world.

POINTS.COM

The Corporation's cornerstone product is the proprietary POINTS.COM Web site. POINTS.COM is an online loyalty program management portal. At POINTS.COM, consumers can EARN, BUY, GIFT, SHARE, SWAP and REDEEM miles and points with some of the world's leading loyalty programs and retail partners.

As at December 31, 2005, POINTS.COM had partnered with 30 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 17 gift certificate or retail partners.

Development Initiated for POINTS.COM VERSION 3.0

On April 10, 2005, the Corporation launched a new Web site incorporating some important changes designed to improve consumers' ability to manage their loyalty program assets. The new POINTS.COM Web site, referred to as "POINTS.COM VERSION 3.0," represents a major enhancement in the relationship with both loyalty program partners and the consumer. POINTS.COM VERSION 3.0 broadens the Web site's offerings and presents consumers with a personalized view of their loyalty program universe.

Through this personalized view of consumers' loyalty program universe, POINTS.COM is able to help consumers release more value from their favourite programs and "GET MORE REWARDS, FASTER(TM)". This is accomplished by adding new mile and point management tools, such as ways to join new loyalty programs ("JOIN"), to purchase ("BUY", "GIFT"), earn ("EARN"), transfer ("SHARE") and exchange ("SWAP") more miles or points in their favourite programs and to shop ("REDEEM") with the program currencies that they have accumulated. Over time, the system will be driven by a Marketing Enterprise System that will use consumers' unique reward program information to suggest ("SUGGEST" or the "SUGGESTIONS") ways to JOIN, BUY, EARN, SHARE, SWAP and REDEEM their loyalty program currencies most effectively.

As a result of these changes, the POINTS.COM loyalty program management portal provides a more comprehensive and engaging consumer experience. The EARN, BUY and SHARE functionality have added new revenue streams to the POINTS.COM business model to complement the SWAP functionality.

The POINTS.COM VERSION 3.0 base infrastructure and functionality were phased in over the course of 2005. On February 16, 2006, SUGGESTIONS were introduced. Management expects to continue to execute a variety of enhancements to functionality and usability to the Web site that will allow POINTS.COM to take advantage of experience gained in 2005.

During the latter half of the third quarter and the first half of the fourth quarter of 2005, marketing efforts were focused on the acquisition of new registered users. These efforts were deemed by management to be successful and resulted in the aggregate registered users increasing to over one million individuals in the fourth quarter. For additional information, see "POINTS.COM Growth", page 19.

During the second half of the fourth quarter of 2005, POINTS.COM shifted its focus from acquiring new registered users to increasing the number of transactions per registered user. In the last part of the fourth quarter, transactions increased significantly, following the introduction of targeted marketing e-mail campaigns, merchandising efforts on the site itself and a redesign of the Home page. In 2006, management will continue to focus its attention on increasing the number of transactions per registered user as these are the primary driver of economics on POINTS.COM. The acquisition of registered and transacting users will also be a priority in 2006. In addition, management will focus on leveraging the Corporation's partner network, along with continued testing on third-party online and affiliate networks. A new affiliate program was launched in the first quarter of 2006 to help drive new members to POINTS.COM. External testing will continue, focused on finding the right combination of registered users at the lowest possible cost per acquisition.

POINTS.COM will conduct additional multi-variant testing on subscription pricing/feature set combinations in the first and second quarters of 2006, following a preliminary round of such tests in the third quarter of 2005. As a result of the 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

testing, POINTS.COM has maintained a $4.95 per month and $49.95 per year pricing structure with a feature set that includes unlimited phone and instant message "Chat" customer service, 50% bonus on EARN transactions and double entries in all sweepstakes.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3061 and 3062 (GAAP), certain Web site development costs incurred for the Web site application and infrastructure development associated with POINTS.COM VERSION 3.0 have been capitalized. For additional information, see page 23, "General and Administrative Expenses", page 30, "Property, Plant and Equipment", and page 36 "Capital Resources - Planned Capital Expenditures".

POINTS.COM BUSINESS SOLUTIONS

At December 31, 2005, the Corporation had 88 POINTS.COM BUSINESS SOLUTIONS products in the marketplace. The PBS products installed include 63 products and 25 Partner Integration add-ons among the six Integrate Partners (see page 19, "POINTS.COM BUSINESS SOLUTIONS GROWTH" for more information). POINTS.COM BUSINESS SOLUTIONS include the following suite of technologies:

      BUY and GIFT - facilitates the online sale and gift of miles, points and other loyalty program currencies;

      TRANSFER - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

      CORPORATE - facilitates the sale of loyalty program currencies to corporate customers;

      ELITE - facilitates the online sale of elite-tier status to members of loyalty programs;

      AIRINCENTIVES - facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

      SYSTEMS DESIGN - custom applications developed for select large loyalty program partners; and

      INTEGRATE - functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

SIGNIFICANT BUSINESS DEVELOPMENTS IN 2005 AND TO THE DATE HEREOF

1. MICROSOFT(R) POINTS TO JOIN POINTS.COM

Microsoft Points is a system that enables consumers to store value in their account and then redeem for digital goods or exchange via POINTS.COM. Microsoft Corporation launched Microsoft Points in November 2005 with Xbox Live(R), which allows users to purchase premium content from the Xbox Live Marketplace with Microsoft Points.

By joining with POINTS.COM, Microsoft Corporation will be allowing its users to gain access to a broad range of valuable redemption opportunities in areas such as travel and brand-name retail goods.

2. COMMON SHARES BEING QUOTED IN THE U.S. ON THE OVER-THE-COUNTER (OTC) BULLETIN BOARD

POINTS' registration statement under Section 12(g) of the Securities Exchange Act of 1934, as amended, filed with the U.S. Securities and Exchange Commission, became effective on October 30, 2005. Quotation for the Corporation's Common Shares on the Over-The-Counter (OTC) Bulletin Board in the U.S. began November 15, 2005.

3. POINTS.COM TEAMS UP WITH AMAZON.COM(R) TO PROVIDE GREATER REWARD OPTIONS

POINTS.COM entered into a strategic agreement with Amazon.com that will provide consumers with even more flexibility by allowing them to SWAP their favourite rewards program miles and points for merchandise sold by Amazon.com.

4. POINTS.COM ENTERS LUCRATIVE CORPORATE INCENTIVE MARKET

On July 1, 2005, POINTS.COM launched its AirIncentives product (herein referred to as "AIR"), a new business incentive program utilizing frequent flyer miles from five major North American Airlines. Leveraging both its relationships and technology expertise, POINTS.COM has created a unique online application that provides corporations with the ability to enhance product sales by offering airline frequent flyer miles. See page 8 "Status of New Products" of the AIF for additional information.

5. THE CORPORATION COMPLETES A $15.8 MILLION PRIVATE PLACEMENT; CIBC RESTRUCTURES AND SELLS THE DEBENTURE

On April 4, 2005, POINTS completed a private placement of 18,134,300 common shares at $0.683 per share and one Series Four Preferred Share for $3,454,611 (collectively, the "Private Placement Transaction"). On the same date, CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended and restated version of the $6 million debenture issued by POINTS to CIBC in 2001 ("the Debenture") and the Series One Preferred Share in the capital of POINTS held by CIBC (the "Debenture Transaction"). See page 28, "IAC/InterActiveCorp Investment" for a description of the terms of the Series Four Preferred Share and page 32, "Debenture and Series One Preferred Share" for a description of the amended and restated Debenture.

6. CENDANT PARTNERS WITH POINTS.COM

The Cendant Hotel Group, a subsidiary of Cendant Corporation, entered into an agreement with POINTS.COM that allows its TripRewards(R) members to transfer points and miles from one loyalty program to another utilizing POINTS.COM.

7. THE MEMBERSHIP REWARDS(R) PROGRAM FROM AMERICAN EXPRESS JOINS POINTS.COM

American Express Travel Related Services Company Inc. entered into an agreement to enable the Membership Rewards Program from American Express to participate in the POINTS.COM portal. In addition, the Membership Rewards Program will use POINTS.COM BUSINESS SOLUTIONS to offer real-time point transfers for select partners. Public launch is expected during the second quarter of 2006.

REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of POINTS SOLUTIONS are as follows:

POINTS.COM:

- SWAP and REDEEM commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.

- EARN commissions are recognized as the services are provided under the terms of related contracts.

- BUY and SHARE revenues from the sale or transfer of loyalty program points are recorded net of costs as the services are provided.

- Membership dues received in advance of services are recognized over the term of service. In the first quarter of 2005, membership dues were $29.95 annually for a POINTSPLUS membership. On April 10, 2005, POINTSPLUS membership sales were discontinued and replaced with a subscription service. Subscription revenues received in advance for services are recognized over the term of service. Subscription fees are currently $4.95 per month and $49.95 annually. The Corporation will continue to test different subscription rates, which may result in subscription fees that differ from the above pricing.

MANAGEMENT'S DISCUSSION & ANALYSIS

- One-time trading fees ($9.95 per trade) were recognized at the time of the trade (for non-POINTSPLUS members). On April 10, 2005, one-time trading fees were discontinued and replaced with a one-month subscription fee.

- Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as a partner on the POINTS.COM Web site.

The Corporation earns revenue from POINTS.COM in three principal ways. First, a commission is earned for certain activities (e.g. SWAP, EARN, BUY and SHARE) performed by POINTS.COM members. POINTS.COM charges a commission on all SWAPS, based on the value of the loyalty currency tendered for exchange by the loyalty program member. Through the SWAPS model, the participating loyalty program sets a value on the currency tendered for "sale." Based on this valuation, a percentage is remitted to POINTS.COM and the remaining balance is used to purchase the currency of another participating loyalty program. A transaction commission is also earned each time a registered user completes an EARN, BUY or SHARE transaction on POINTS.COM. The actual commission earned will vary based on the affiliate program partner (EARN transactions) and the loyalty program partner (BUY & SHARE transactions). Second, loyalty program members may elect to pay a subscription fee to become a POINTS.COM GOLD MEMBER. The GOLD MEMBERSHIP affords POINTS.COM members benefits not available to registered users who have not purchased memberships. Third, POINTS.COM may earn a nonrefundable partner sign-up fee when a partner joins POINTS.COM.

POINTS.COM BUSINESS SOLUTIONS:

The Corporation earns revenue from POINTS.COM BUSINESS SOLUTIONS in three principal ways. First, revenue is earned through the development and deployment of new contracted POINTS SOLUTIONS and through development efforts related to the amendment of existing solutions. Second, the Corporation is paid a monthly fee to maintain the applications for loyalty partners. Third, the Corporation earns a commission for activity performed on the various products.

- Revenues from the sale of loyalty program points are recorded net of costs as the services are provided.

-     Hosting and management fees are recognized in the period of service.

- Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when the Corporation is satisfied that it has met its obligations under the applicable contract.

- Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in, and use of, the suite of POINTS SOLUTIONS.

Growth in the number of individual members using POINTS.COM is driven by three factors that contribute to increased Web site traffic and the ease with which a consumer can join POINTS.COM to conduct transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "POINTS.COM Growth" on page 18 hereof.

Growth in POINTS.COM BUSINESS SOLUTIONS will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "POINTS.COM BUSINESS SOLUTIONS Growth" on page 19 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 22 hereof.

RESULTS OF OPERATIONS - REVENUES

Overview

Revenue for the year ended December 31, 2005 was $10,027,809, representing an increase of $2,236,218 (29%) over the year ended December 31, 2004. The provision of POINTS SOLUTIONS accounted for greater than 94% of the revenue (interest income accounted for the remaining approximately 6%). These revenues from operations increased by $1,869,241 (25%) over the year ended December 31, 2004, primarily due to growth in POINTS SOLUTIONS, which was partially offset by a weakening U.S. dollar. For additional information see "Revenue Growth" on page
18. Interest income increased by 158% from $231,579 in 2004 to $598,556 in 2005 due to a better yield on invested assets and a larger average period cash and short-term investments balance. See "Other Factors Contributing to Revenue Growth - Interest Income" on page 21 for additional information.

REVENUES                                              2005               2004             2003
--------                                          ------------       -----------       -----------
Points International Operations                   $  9,429,253       $ 7,560,012       $ 5,502,744
Interest and other revenue                             598,556           231,579           355,960
TOTAL REVENUE                                     $ 10,027,809       $ 7,791,591       $ 5,858,704

A substantial portion of POINTS' revenue is generated through the provision of POINTS.COM BUSINESS SOLUTIONS for loyalty programs by way of fees for technology services and transaction fees or commissions paid to POINTS by the operators of the loyalty programs.

There are three customers that individually represent greater than 10% of the Corporation's 2005 consolidated revenues. In aggregate, the three customers represent approximately 47% of the Corporation's consolidated revenues. Three customers individually represented greater than 10% of consolidated revenues in 2004 (54% in aggregate). One of the three customers included in 2005 is not one of the three customers included in 2004. In addition, 71% (2004, 61%) of the Corporation's deposits are due to these customers.

In 2005, approximately 96% of the Corporation's revenues were recurring revenues (management considers revenues from monthly management fees, membership fees, transaction fees and interest to be recurring) and 4% were from non-recurring sources (management considers one-time web development and integration fees to be non-recurring). For 2004, approximately 95% were recurring revenues and 5% were non-recurring. Management believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and POINTS, is in the best interest of the Corporation.

REVENUES                                              2005                 2004                 2003
--------                                         --------------        -------------       --------------
Recurring revenues                               $    9,581,436        $   7,400,242       $    4,684,884
Non-recurring revenues                                  446,373              391,348            1,173,820
TOTAL REVENUE                                    $   10,027,809        $   7,791,591       $    5,858,704

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management. POINTS SOLUTIONS' (comprising POINTS.COM and POINTS.COM BUSINESS SOLUTIONS) operations are not significantly influenced by
                                                                              17

MANAGEMENT'S DISCUSSION & ANALYSIS

seasonality. There is, however, one period of time during the year in which growth slows or declines and one period in which a certain product is active and generates revenue:

- During July and August, POINTS SOLUTIONS experiences a slight decline in activity as fewer consumers are online purchasing, transferring or SWAPPING miles. This modest decline has occurred in each of the past two years.

- The ELITE product is only available to certain loyalty programs' consumers from late January to mid-April with most of the activity occurring during February and March.

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of the suite of POINTS SOLUTIONS products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of the POINTS SOLUTIONS

The suite of POINTS SOLUTIONS experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs. During 2005, ten new partners joined POINTS.COM (three partners terminated their programs in 2005, resulting in seven net new POINTS.COM partners). It is expected that the American Express Membership Reward(R) Program will launch on POINTS.COM in May 2006. Prior to this, the Corporation has been providing technology services to the American Express Membership Rewards(R) Program by providing real-time point transfers with one of their partners. In 2006, to the date hereof, the Corporation has announced that Microsoft(R) Points will be joining POINTS.COM in April, 2006 and not announced five partners that have either signed contracts to join POINTS.COM and not yet launched, or have extended existing contracts. In addition, one new and five existing POINTS.COM BUSINESS SOLUTIONS partners have entered into additional contracts with POINTS.COM.

Partner Summary - Total Number of Partners (1)

NUMBER OF PARTNERS AS AT                            2005          2004            2003
------------------------                          -------        -------        --------
POINTS.COM                                            47              40              33
POINTS.COM BUSINESS SOLUTIONS (2)                     22              21              12
Cumulative Points Transacted (000,000s)           15,507           8,340           3,027

NOTES:(1)   A "partner", for the purposes of POINTS.COM, is a loyalty program operator that has agreed to allow its members to join the POINTS.COM portal and engage in one or more types of transactions on the POINTS.COM portal or is a retail business that has agreed to allow purchases to be made on the POINTS.COM portal for certain of its retail products using loyalty program currency. A "partner", for the purposes of POINTS.COM BUSINESS SOLUTIONS, is a loyalty program operation that has acquired one or more of the technologies offered from the POINTS.COM BUSINESS SOLUTIONS suite of technologies and continues to have POINTS.COM operate the product. As at December 31, 2005, 2004 and 2003, 13, 9 and 7 operators, respectively, were partners in both POINTS.COM BUSINESS SOLUTIONS and POINTS.COM.

      (2) On December 31, 2005, POINTS.COM partners included 30 loyalty program operators and 17 gift certificate programs.

POINTS.COM Growth

Currently, the POINTS.COM business model is dependent on the number of registered users acquired per period, the number of registered users completing a SWAP, EARN, BUY, SHARE or REDEEM transaction (referred to herein as "transacting user(s)") the number of transactions completed per transacting user, and the mix of loyalty program partners available to consumers. The number of registered users acquired per period is a function of the Corporation's partner and third-party online marketing activities. Market testing in 2005 proved to be successful, with POINTS.COM acquiring record numbers of registered users in the period.

AS AT DECEMBER 31                                   2005             2004
-----------------                                ----------        --------
New registered users                                449,871         112,110
Cumulative registered users(1)                    1,083,670         609,289

NOTE: (1)   Cumulative registered users consists of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors:

-     Web site usability and enhancements; and

-     Marketing (merchandising, awareness and brand).

While efforts have been focused primarily on the testing and optimization of Web site performance, stability and reliability, management believes that there have been improvements in Web site usability. POINTS.COM VERSION 3.0 added a number of new features and improved the functionality of the Web site. This functionality incorporates new revenue streams into the POINTS.COM business model by improving consumers' ability to manage and derive value from their loyalty program universe. The launch of POINTS.COM VERSION 3.0 allows the Corporation to market and merchandise to its consumer base in a more effective manner than did the previous version of POINTS.COM.

Significant marketing efforts were devoted, at the end of the fourth quarter of 2005, to converting registered users into transacting users. These efforts were in two categories: targeted email marketing campaigns and the removal of financial disincentives. The latter was achieved in September, 2005 by eliminating the requirement that users pay the GOLD MEMBERSHIP subscription fee in order to perform SWAP transactions. These efforts will continue in 2006, and have been enhanced by the introduction of a new feature, the SUGGESTION
ENGINE, to POINTS.COM on February 16, 2006. The SUGGESTION ENGINE uses the details of individual users' balances in their various loyalty program accounts to generate SUGGESTIONS: proposed transactions designed to make the best use of the miles or points in a particular account, based on the individual's goals or objectives for collecting the currencies.

                                                     Q4 2005              Q3 2005              Q2 2005         Q1 2005
                                                     -------              -------              -------         -------
Growth in the number of transactions
(quarter over quarter)                                   122%                  74%                (27%)             (4%)

Progress has also continued in the expanding and improving of POINTS.COM'S partner mix. The number of loyalty program partners added, and their industry mix, are two important elements in the growth of POINTS.COM because of their direct impact on the consumer value proposition. Said differently, the more loyalty programs that a consumer participates in that are also POINTS.COM partners, the greater that consumer's opportunity to maximize the value of his or her collective loyalty programs. The number of partners participating on POINTS.COM has increased by 24% since 2004. See page 19, "Growth in Use of POINTS SOLUTIONS" for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in 2006.

POINTS.COM BUSINESS SOLUTIONS Growth

Each Web site or Web site component created as a part of a POINTS.COM BUSINESS SOLUTIONS has been designed with the relevant partner's look and branding. To date, POINTS has not participated in driving traffic and transactions through its partners' Web sites in any significant way. However, POINTS has seen continuous growth in the transactions conducted through these products since each launch and management expects this trend to continue for new and existing POINTS.COM BUSINESS SOLUTIONS. In addition, POINTS has recently engaged in discussions with a select group of partners to apply its online marketing,

MANAGEMENT'S DISCUSSION & ANALYSIS

and other "best practices" to stimulate increased transaction activity on the partners' sites that are (i.e., the sites run and hosted by POINTS). The initial objective is to increase transaction revenues for select products with select partners by approximately 12% in 2006.

POINTS.COM BUSINESS SOLUTIONS  METRICS AS AT DECEMBER 31         2005                2004                  2003
--------------------------------------------------------        -----               -----                  ----
Total Unique Partners (1)                                          22                  21                    12
Total POINTS.COM BUSINESS SOLUTIONS                                63                  55                    29

NOTE:(1) Each Web site or Web site component created and maintained by POINTS.COM is one "POINTS.COM BUSINESS SOLUTIONS."

POINTS.COM BUSINESS SOLUTIONS (1)
Number of Products as at                                       2005               2004                  2003
---------------------------------                              ----               ----                  ----
Buy                                                              16                 16                     9
GIFT                                                             15                 15                     7
TRANSFER                                                          7                  5                     2
CORPORATE                                                        12                  9                     4
ELITE                                                             2                  2                     2
AIRINCENTIVES(2)                                                  1                  0                     0
SYSTEMS DESIGN                                                    4                  4                     2
INTEGRATE PARTNERS(3)(4)                                          6                  4                     3
TOTAL POINTS.COM BUSINESS SOLUTIONS                              63                 55                    29

NOTES:(1)   Includes products sold to new and existing partners.

      (2)   Five existing partners have joined the AIRINCENTIVES program.

      (3) Each INTEGRATE partner will have third parties integrated into its technology platform.

      (4) There are 25 existing partner integration add-ons among the six INTEGRATE partners as at December 31, 2005.

Sources of Revenue Growth

Approximately 94% of the Corporation's revenue in 2005 (approximately 97% in
2004) was generated through its POINTS SOLUTIONS, which have two primary sources for growth: growth and increased use of existing contracted POINTS SOLUTIONS; and the development of new contracted POINTS SOLUTIONS. The remaining 6% of revenues is interest income. The following table indicates the split between existing and new POINTS SOLUTIONS and excludes revenues from interest income.

PERCENTAGE OF REVENUES BY SOURCE                          2005        2004       2003
--------------------------------                          ----        ----       ----
Existing POINTS SOLUTIONS                                   95%         93%        66%
(including growth of existing solutions)
New contracted POINTS SOLUTIONS                              5%          7%        34%
with new and existing partners

Existing POINTS SOLUTIONS

The large majority of existing products that POINTS operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As POINTS earns transaction fees or commissions on the majority of these products and as the products continue to grow, POINTS expects to continue to derive significant revenues from its existing products.

Revenue from existing POINTS SOLUTIONS grew by 26% from $7.0 million year over year (i.e., 94% of the total POINTS SOLUTIONS revenue). Management expects the overall growth trend to continue as the base of existing products continues to grow.

New Contracted Points Solutions

Selling additional POINTS SOLUTIONS is an important source of new revenue. New POINTS SOLUTIONS sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional POINTS SOLUTIONS with the same partner. Revenues from new POINTS SOLUTIONS during the year decreased modestly from $495,255 in 2004 to $460,774 in 2005. Approximately $352,893 (77%) of the new revenues in 2005 were non-recurring revenues.

POINTS has grown the number of products placed with partners from 55 to 63 as at December 31, 2005 from December 31, 2004. In addition, 25 third-party integrations have been implemented with the six INTEGRATE partners. Management expects that growth in 2006 will be from a combination of North American and international partners.

Management believes that the suite of POINTS SOLUTIONS is applicable to all large loyalty program partners and will continue to focus business development resources on both sales of new products to current partners and sales to new partners. Management is continuing to focus on expanding the POINTS.COM partnership base in 2006 across various loyalty markets. In particular, POINTS will continue to focus on contracting reward programs in the financial services, hotel, retail, car rental, and online categories throughout 2006.

Projected revenues for 2006 attributed to the deployment of new POINTS SOLUTIONS are more difficult to project than growth in existing POINTS SOLUTIONS. Future revenue growth is still substantially dependent upon new contracts for the suite of POINTS SOLUTIONS products. While management expects continued business development success, there is no certainty that POINTS.COM will continue its past success at acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $598,556 for 2005, compared with $231,579 in 2004. The increase in interest income year over year is largely a function of increased cash and short-term investments reserves, the longer duration of the investment portfolio and the higher average yield of the investments. The increase in interest income is a function of both the investment of the cash and short-term investments reserves obtained from the completion of a private placement transaction on April 4, 2005, and growth in deposits. Management expects the interest income to decline in 2006 as cash and short-term investments continue to be required for operations. The proceeds raised from the private placement transaction have been invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. POINTS' short-term investments are valued quarterly at the lower of cost or market value. In the long term, as POINTS' business continues to grow, cash and short-term investments reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk arising from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and exclusively investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

MANAGEMENT'S DISCUSSION & ANALYSIS

AS AT                                 CREDIT          C$                US$              OTHER
DECEMBER 31, 2005       YIELD %(1)    RATING      DENOMINATED       DENOMINATED       DENOMINATED       C$ TOTAL(2)
-----------------       ---------     ------      -----------      -------------    -----------------   ------------
Cash held at bank         0.645%                  C$  121,930       US$8,898,081    (euro) 1,559,669    $ 13,574,573
                                                                                    (pound)  454,599
                                                                                     CHF      12,713
Money market                           R1-M -             107             34,399                              40,216
securities(3)                         R1-High
Commercial                             R1-M -
Paper(3)                              R1-High
Bonds (4)                  3.45%       A-AAA          500,109          7,047,278                           8,717,236
TOTAL                                             C$  622,146      US$15,979,758                         $22,332,025

NOTES:(1) Yield as at December 31, 2005.

      (2) C$ Total represents total cash held at bank inclusive of all denominations; C$ Denominated, US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

      (3) Money Market Securities and Commercial Paper yields are calculated as the simple average of the portfolio's yield to maturity.

      (4) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 93% of the Corporation's revenues are in U.S. dollars and the remaining 7% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenue will not decrease significantly in 2006. Therefore, if the U.S. dollar continues to depreciate against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable. In 2005, approximately 69% of the Corporation's general and administration expenses were in Canadian dollars and 31% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The twelve-month average FX Rate (US$1.0 = C$1.212) used to translate revenues and expenses into Canadian dollars has declined relative to the fiscal year 2004. The result compared to the 2004 fiscal year was negative and resulted in the translation of 8.5% lower revenue growth, or approximately $666,086 offset by a 2.6% decrease in expense growth, or approximately $314,908.

U.S./CANADIAN FX RATES                                 2005       2004       2003
--------------------------------                       ----       ----       ----
Period Start                                           1.205      1.295      1.573
Period End                                             1.166      1.205      1.295
Twelve Month Average                                   1.212      1.299      1.392

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon," noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms." In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," and that "roughly half of all miles are now earned on the ground, not in the air." In an updated article, dated January 6, 2005 and titled "In

Terminal Decline, the dollar has already been toppled as the world's leading currency" The Economist reported that, by the end of 2004, "the world-wide stock of unredeemed frequent flyer miles is almost 14 trillion miles [. . .] and the total global stock of frequent flyer miles is worth over US$700 billion."

Management understands that members of loyalty programs are much more likely to utilize POINTS.COM and the other products from the suite of POINTS SOLUTIONS when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles than an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for POINTS SOLUTIONS. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist cited above, the "frequent flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs, writes:

      Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members. (sic)

RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses

General and administration expenses increased by 18% relative to 2004. Material changes in expenses will be described in each section below.

GENERAL AND ADMINISTRATIVE EXPENSES                       2005                2004               2003
----------------------------------------               -----------         -----------         ----------
Employment Costs (1)                                   $ 8,165,682         $  7,119,165        $ 5,642,381
Technology Services (2)                                  1,103,563              931,804            803,222
Marketing and Communications                             2,217,032            1,503,381            337,466
Sales Commission and Related Expenses                      627,018              418,508            238,730
Other (3)                                                2,208,075            2,176,070          1,444,774
TOTAL                                                  $14,321,370         $ 12,148,927        $ 8,466,574

NOTES:(1) Wages and employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

      (2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

      (3) Other expenses include travel, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the POINTS SOLUTIONS, significant resources continue to be required. Management has made growing revenues and the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures. Management expects that in 2006 the general and administration expenses will be higher than in 2005. This is due to increased expenses relating to marketing and branding, higher sales commissions and the fact that fewer technology-related employment costs will be capitalized. The increase will be partially offset by lower capital expenditures.

Points expects that a series of significant marketing and branding programs will continue throughout 2006. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launches.

MANAGEMENT'S DISCUSSION & ANALYSIS

Employment Costs

Employment costs increased by 15% from $7,119,165 in 2004 to $8,165,682 in 2005. This increase is the result of higher contractor expenses and the increase in the number of full-time employees hired during 2005. The increase is partially offset by an increase in capitalized employment costs associated with technology development. Effective January 1, 2004, the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value method of accounting for stock-based compensation. As permitted by this standard, this change in accounting policy had been applied retroactively in 2004 without restatement of the prior years' financial statements. The amounts charged to expense for costs relating to 2005 are $408,435 compared to $362,343 for the year 2004.

                                                       2005             2004             2003
                                                    ---------        ----------       ---------
Employee Stock Option Expense                       $ 408,435        $  362,343       $ 455,482


As at December 31, 2005, the Corporation had 85 full-time employees (including two contractors replacing employees on temporary leaves of absence) and five short-term contractors.

FULL-TIME HEADCOUNT(1) BY DEPARTMENT
AS AT DECEMBER, 31                                 2005      2004     2003
---------------------------------------------      ----      ----     ----
Technology                                           45        42       38
Finance and Administration                           15        13       10
Business Development                                  9         8        8
Marketing and Customer Service                       16        15        8
TOTAL(2)                                             85        78       64

NOTES:(1) Headcount includes active employees and contractors covering a leave of absence for full-time positions within the department.

      (2) In addition to the full-time positions employed, the Corporation had five short-term contractors on staff at December 31, 2005.

The majority of the new hires and short-term contractors are directly dedicated to the POINTS.COM VERSION 3.0 technology development and ongoing maintenance.

Technology Services

Technology services expenses increase in increments based on business growth and product performance. As technology services costs are a function of the number of partners and POINTS SOLUTIONS products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure, leading to an increase in transactional volume, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The year 2005 experienced an increase in these costs of $171,760 (18%) versus 2004. Management expects these costs to grow marginally in 2006 with the continued expansion of POINTS SOLUTIONS. Products launched and loyalty program partners acquired are the key drivers of technology services expenses.

Marketing and Communications

Marketing costs increased by $713,651 (47%) relative to 2004. As previously described on page 23 "General and Administration Expenses," the Corporation expects to increase its variable and discretionary marketing expenditures in 2006. The marketing and branding foundation built in 2005 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media, supplemented with online media. This approach dovetails with business development strategies and is the most cost-effective means to reach POINTS' target audience. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention activity. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate POINTS.COM activity.

Sales Commissions and Expenses

Sales commissions and expenses have increased by $208,510 (50%) year over year. Sales commissions are primarily related to POINTS.COM BUSINESS SOLUTIONS and will continue to vary according to partners contracted and growth of existing products. Management expects sales commissions to increase throughout 2006 through growth in existing POINTS SOLUTIONS and new PBS business contracted.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses, and professional fees. Other operating expenses increased by $32,006 (1%) year over year. Management expects these expenses in 2006 to grow by approximately $400,000 from 2005 as a result of expenditures related to compliance with the U.S. Sarbanes Oxley Act of 2002.

RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortization expense.

Amortization Expenses

The Corporation recorded amortization expenses of $3,021,902 in 2005 compared to $2,322,749 in 2004, an increase of 30%. The differences were attributed to the charges outlined in the following table:

AMORTIZATION EXPENSES                               2005                 2004             2003
----------------------------------               ------------        -----------      -----------
Deferred Costs                                    $   531,699        $   601,319      $   531,914
Intangible Assets                                   1,143,884          1,408,812          756,201
Property, Plant and Equipment                       1,346,320            312,618        1,589,206
TOTAL                                             $ 3,021,902        $ 2,322,749      $ 2,877,321

Amortization of Deferred Costs

DEFERRED COSTS                               2005             2004              2003
---------------------                     ---------        -----------       ----------
Amortization                              $ 531,699        $     601,319     $  531,914

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. POINTS has incurred deferred costs in connection with the following financial transactions:

a. In prior quarters, POINTS reported deferred financing charges in connection with the Debenture issued to CIBC in 2001. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share as this financial instrument is also classified as debt. The Series Two Preferred Share has 29 amortization quarters remaining.

MANAGEMENT'S DISCUSSION & ANALYSIS

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The value of the Common Shares issued has been recorded under deferred costs and will be amortized over a five-year period. There are 11 amortization quarters remaining.

d. Selected POINTS.COM BUSINESS SOLUTION technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have four and five amortization quarters remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of POINTS.COM (the acquired technology of POINTS.COM)acquired in 2002 is amortized on a straight-line basis, over a period of three years. The amortization of these intangible assets was completed during the first quarter of 2005 and as a result, amortization expense has decreased in 2005. For the fiscal year 2005, the amortization expense of intangible assets is related to the intangible assets (i.e., partner contracts) acquired through the MILEPOINT acquisition (defined on page 34 "Commitments related to MILEPOINT Acquisition") which started in the second quarter of 2004. Goodwill related to the acquisition is not amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

INTANGIBLE ASSETS                              2005            2004              2003
--------------------                       -----------      ----------        ---------
Amortization                               $ 1,143,884      $ 1,408,812       $ 756,201

Amortization of Property, Plant and Equipment

The increase in amortization expense reflects purchased assets that have been capitalized and whose amortizations periods have begun. The increase in amortization of Property, Plant and Equipment includes the capitalization of Web site development costs incurred in the Web site application and infrastructure development associated with POINTS.COM VERSION 3.0 and other applicable technology development, computer hardware, software and leasehold improvements.

PROPERTY, PLANT AND EQUIPMENT                         2005             2004               2003
--------------------------------                  -----------       ----------        -----------
Amortization                                      $ 1,346,320       $  312,618        $ 1,589,206

Other Non-Cash Expenses

Foreign Exchange Loss (Gain)

FOREIGN EXCHANGE LOSS (GAIN)                           2005           2004            2003
----------------------------------------           -----------      ---------       ---------
Realized foreign exchange loss (gain)              $  (25,258)      $  52,319       $  (25,253)
Unrealized foreign exchange loss (gain)               539,883          29,406           43,633
TOTAL                                              $  514,625       $  81,725       $   18,380

Prior to 2005, the Corporation accounted for the foreign exchange gain (loss) in "Other Operating Expenses." The foreign exchange gain (loss) arises from re-valuing certain balance sheet accounts (e.g., U.S.-dollar denominated cash and short-term investments and U.S.-dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period-ending FX Rate. To the extent that the foreign-denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the foreign exchange gain or loss from one period to the next. In general, and strictly relating to the foreign exchange gain (loss) of revaluing certain balance sheet accounts, a strengthening U.S. dollar will lead to a foreign exchange gain while a weakening U.S. dollar will lead to a foreign exchange loss.

Management believes that the non-cash foreign exchange gain (loss) makes the Corporation's business performance more difficult to discern and has therefore moved the non-cash charge (or gain in some periods) below the earnings (loss) before interest, amortizations and other deductions ("EBITDA") (defined below on Page 28, "Liquidity - EBITDA").

Interest on the Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (see "Liquidity - IAC/InterActiveCorp Investment" on page 28 hereof) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 32 hereof.

INTEREST ON DEBENTURE                   2008      2007    2006      2005      2004     2003      2002      2001
---------------------------------       ----      ----    -----     -----     -----    -----     -----     -----
Accrued Interest ($000s)                nil       nil       185       778       884      854       660       522
Debenture Value ($000s)                 nil       nil     9,884     9,699     8,920    8,036     7,183     6,522

From March 15, 2001, the original issue date, to April 3, 2005, interest compounded on an annual basis on the day immediately prior to each anniversary at 11%. Effective March 15, 2005, interest on the outstanding principal amount of the Debenture accrues at 8% per annum.

Interest on the Series Two and Series Four Preferred Shares

INTEREST ON
PREFERRED SHARES                 2013     2012    2011    2010    2009   2008    2007    2006    2005    2004    2003
---------------------------      ----     ----    ----    ----    ----   ----    ----    ----    ----    ----    ----
Series Two Preferred
Accrued Interest ($000s)          244      868     868     868     868    868     868     868     868     868     624
Series Two Preferred
Share Value ($000,000s)          21.1     20.8    19.9    19.1    18.2   17.3    16.5    15.6    14.7    13.9    13.0
Series Four Preferred
Accrued Interest ($000s)           60      242     242     242     242    242     242     242     181     nil     nil
Series Four Preferred
Share Value ($000,000s)           5.4      5.3     5.1     4.8     4.6    4.4     4.1     3.9     3.6     nil     nil

RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDER EQUITY

Loss

The Corporation reported a net loss of $9,924,235 for the fiscal year 2005, compared with a net loss of $8,808,284 for the fiscal year 2004.

Shareholder Equity

The deficit in shareholders' equity decreased from $8,935,826 at December 31, 2004 to $6,186,307 at December 31, 2005. The decrease was a result of the private placement transaction completed on April 4, 2005 and was offset by the net loss for the period of $9,924,235.

MANAGEMENT'S DISCUSSION & ANALYSIS

      Loss Per Share

      The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 88,093,523 shares at December 31, 2005, compared with 67,744,345 shares at December 31, 2004.

      The Corporation reported a net loss of $0.11 per share for the year ending December 31, 2005, compared with a net loss of $0.13 per share for the year ending December 31, 2004. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation for both 2005 and 2004 would have otherwise included Common Shares underlying outstanding securities, such as options, Warrants and Preferred Shares convertible or exercisable to acquire Common Shares.

      LIQUIDITY

      Overview of Liquidity

      Management views liquidity as the Corporation's ability to generate sufficient cash (or short-term investments) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. EBITDA is seen by management as a key indicator of the change in the liquidity of POINTS' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of POINTS.COM BUSINESS SOLUTIONS and to POINTS.COM, revenues are expected to grow, resulting in increased liquidity.

      EBITDA

      Management recognizes that the earnings (loss) before interest, amortizations and other deductions, hereafter referred to by management as EBITDA, is a non-GAAP financial measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. The basis for determining employee bonuses is based on achieving an EBITDA target determined by the Board of Directors.

      For the year ending December 31, 2005, the Corporation's EBITDA was ($4,293,561). This compares with EBITDA of ($4,357,337) for the year ending December 31, 2004. See "Selected Financial Results and Highlights," page 38 of this MD&A and the Corporation's "Consolidated Statements of Operations," page 45 of the consolidated audited financial statements for a reconciliation from EBITDA (earnings (loss) before interest, amortizations and other deductions) to net loss.

      IAC/InterActiveCorp Investment

      The following is a general summary of the terms of two investments in the Corporation by IAC/InterActiveCorp, through its affiliate POINTS INVESTMENTS, INC. Comprehensive disclosure of these investments is set out in POINTS' Material Change Reports dated March 21, 2003 and April 5, 2005, which are incorporated by reference herein. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 32 below.

      In the 2003 investment, Points issued one Series Two Preferred Share and Common Share purchase Warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on POINTS' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 19,999,105 Common Shares. The Warrants are exercisable until April 11, 2006 to acquire up to 55% of the Common Shares of POINTS (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on POINTS' current capitalization, the Warrants are exercisable to acquire 102,861,615 Common Shares at an effective price per Common Share of $0.93 (resulting in an additional investment by IAC/InterActiveCorp in POINTS of up to approximately $95.9 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

      In the 2005 investment, POINTS issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. The Series Four Preferred Share contains anti-dilution protection provisions identical to the Series Two Preferred Share.

      Cash and Current Assets

      The Corporation had cash and short-term investments of $22,332,025 at December 31, 2005, compared to $13,754,818 at December 31, 2004.

AS AT                            DEC. 31, 2005  DEC. 31, 2004  DEC. 31, 2003
-------------------------------  -------------  -------------  -------------
Cash and Short-Term Investments  $  22,332,025  $  13,754,818  $  20,274,836
Accounts Receivable                  2,739,224      2,024,342      1,004,370
Prepaids and Sundry Assets           1,893,605      1,229,091        825,221
TOTAL CURRENT ASSETS             $  26,964,854  $  17,008,251  $  22,104,427

      Cash and cash equivalents, and short-term investments, increased by $8,577,207 from December 31, 2004. The primary reasons for the year over year increase in cash and short-term investments is the growth in the Corporations' deposits and the private placement transaction completed on April 4, 2005. See page 31 "Current Liabilities" for the growth in cash and short-term investments attributed to deposits. See also page 28 "IAC/InterActiveCorp Investment" for the impact of the issuance of the Series Four Preferred Share on the Corporation's March 31, 2005 cash and short-term investments position and Note 10 of the Corporation's audited consolidated financial statements for the impact of the changes directly attributable to the issuance of Common Shares in the private placement transaction.

      Cash from Exercise of Certain Warrants and Options

      Certain "in-the-money" Warrants and options are currently due to expire within 12 months. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $96.4 million. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by over 104.1 million shares.

MANAGEMENT'S DISCUSSION & ANALYSIS

      Securities with Near-Term Expiry Dates - Outstanding Amounts as at December 31, 2005

          SECURITY TYPE            EXPIRY DATE     NUMBER    STRIKE PRICE    PROCEEDS
---------------------------------  -----------  -----------  ------------  ----------
Warrants                            4/11/2006   102,623,281   $    0.93    95,823,242
POINTS INTERNATIONAL LTD. Options    5/7/2006       657,500        0.56       368,200
POINTS INTERNATIONAL LTD. Options    2/8/2007       490,000        0.27       132,300
POINTS INTERNATIONAL LTD. Options   2/21/2008       105,000        0.25        26,250
TOTAL                                           104,112,073                96,426,363

      Subsequent to year end, and as at March 10, 2006, the following securities have been exercised:

                SECURITY TYPE                   EXPIRY DATE  NUMBER  STRIKE PRICE    PROCEEDS
----------------------------------------------  -----------  ------  ------------    --------
POINTS INTERNATIONAL LTD.  Options - exercised   2/25/2006   5,000        0.22       $  1,100

TOTAL                                                        5,000                   $  1,100

      Accounts Receivable

      The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

      Ability to Fund Future Growth

      In 2005, the Corporation had cash flows provided by (used in) operating activities of ($2,261,064) after changes in non-cash balances related to operations. Management expects that the private placement and debenture transactions completed on April 4, 2005 may afford the Corporation the time to build the business and the revenues through to profitability. However, the Corporation is currently not generating an operating profit (revenues minus general and administration expenses) and has never had a profitable quarter in its operating history.

      Property, Plant and Equipment

      The Corporation reported an increase in property, plant and equipment in 2005 primarily due to capitalized employment costs for POINTS.COM VERSION
      3.0 and costs related to the development of other PBS products during the year. See "Capital Resources - Planned Capital Expenditures" on page 36 for additional information. Management continues to make controlling the Corporation's technology costs a priority.

      Additional capitalized development costs associated with the POINTS.COM VERSION 3.0 technology will increase property, plant and equipment and the corresponding amortization in 2006 and beyond.

AS AT                         DEC. 31, 2005  DEC. 31, 2004  DEC. 31, 2003
----------------------------  -------------  -------------  -------------
Furniture and equipment       $     259,723  $     294,615  $     124,868
Computer equipment                  281,438        308,003        206,494
Software                            699,684         70,612        105,762
Technology Development costs      1,932,523        870,450         23,782
Leasehold improvements              433,472        512,602         52,817
TOTAL PLANT, PROPERTY
AND EQUIPMENT                 $   3,606,840  $   2,056,282  $     513,723

      Goodwill and Intangible Assets

      The MILEPOINT Acquisition resulted in $3,780,166 allocated to amortizing intangible assets and $4,800,722 ($4,600,722 from goodwill and $200,000 for other costs) to goodwill. In accordance with CICA Handbook Section 3062, goodwill will not be written off unless it is deemed to have become impaired. In accordance with GAAP, management selected March 31, 2005 as the anniversary date of the transaction and tested the acquisition goodwill for impairment at that time. The acquisition goodwill was deemed not to be impaired.

      In 2005, $306,138 relating to incremental transition services and additional direct costs related to the MilePoint Acquisition were incurred and charged to goodwill. Management does not expect to incur any additional material expenses related to the MILEPOINT Acquisition.

      Current Liabilities

      Current liabilities at December 31, 2005 were $18,518,791 compared with $24,775,899 at December 31, 2004. The decrease compared to 2004 was primarily related to the Debenture being reclassified as a long-term liability in 2005. The decrease was partially offset by an increase in partner deposits that resulted from the growth of certain POINTS.COM BUSINESS SOLUTIONS products (see page 17, "Results of Operations - Revenues, Overview" for additional information herein). Through arrangements with partner loyalty programs such as those for BUY and CORPORATE solutions, POINTS processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of loyalty program partners. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits until remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners and establishes new partner relationships. The customers that represented greater than 10% of consolidated revenues in the 2005 represented 71% of the Corporation's deposits (2004, 61%).

CURRENT LIABILITIES AS AT                    DEC. 31, 2005  DEC. 31, 2004  DEC. 31, 2003
-------------------------                    -------------  -------------  -------------
Accounts payable and accrued liabilities     $   2,284,257  $   1,894,599  $   1,187,598
Deposits                                        15,810,853     13,153,623     10,455,646
Current portion of loan payable                     33,515         29,860              -
Current portion of acquisition loan payable        390,166        777,443              -
Debenture                                                       8,920,373              -
TOTAL CURRENT LIABILITIES                    $  18,518,791  $  24,775,899  $  11,643,244

      In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in March of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

MANAGEMENT'S DISCUSSION & ANALYSIS

      Working Capital

      Working capital (defined as current assets minus current liabilities) has increased from ($7,767,648) in 2004 to $8,446,063 in 2005. The significant changes are related to the Private Placement Transaction, the Debenture Transaction, including the reclassification of the Debenture to a long-term liability (positive $8,920,373 impact) (see see below, "Commitments Related to the Terms of Certain Financing Arrangements - Debenture and Series One Preferred Share"), and offset by the cash spent in funding the operating loss for the year. See pages 29 through 31 for additional information regarding the Corporation's current assets and current liabilities. As the Corporation continues to build additional technology and increase its marketing and promotion of POINTS.COM VERSION 3.0,it is highly likely that working capital will decline in 2006 until the end of the third quarter. Management expects that, through the growth of its products, working capital will begin to improve in the fourth quarter of 2006. See page 10 of the Corporation's Annual Information Form, "Risk Factors," for additional information.

      Long-Term Liabilities and Commitments

                                                     PAYMENTS DUE BY PERIOD
                                               (AGGREGATE AMOUNT FOR MULTI-PERIODS)
                                               ------------------------------------
                                    TOTAL (1)    5 YEARS   4-5 YEARS  1-3 YEARS  1 YEAR
                                                   OR      (2010 TO    (2007 TO  (2006)
FUTURE OBLIGATIONS (000,000S)                    GREATER     2011)      2009)
----------------------------------  ---------   --------   ---------  ---------  ------
Long-Term Debt (2)
(non-cash expense until repayment)   $ 9.88     $    -     $    -     $    -     $ 9.88
Series Two Preferred Share
(non-cash expense until repayment)    21.08      15.86       1.74       2.61       0.87
Series Four Preferred Share(3)
(non-cash expense until repayment)     5.39       3.95       0.48       0.72       0.24
Loan Payable                           0.07          -       0.01       0.03       0.03
Operating Leases (4)                   2.24          -       0.20       1.24       0.79
Partner Purchase Commitments (5)       2.76          -          -       1.51       1.25
MilePoint Acquisition (6)              0.40          -          -          -       0.40
TOTAL CONTRACTUAL OBLIGATIONS        $41.82     $19.81     $ 2.43     $ 6.11     $13.47

Notes: (1)  Represents the aggregate amount for the full duration of the contractual obligations (including years post 2009 and prior to 2005).

       (2) The Debenture is due on March 15, 2008, but will either be repayed or automatically converted to equity on April 12, 2006 (See below, "Commitments Related to the Terms of Certain Financing Arrangements Debenture and Series One Preferred Share" for additional information.

       (3)  The Series Four Preferred Share was issued on April 4, 2005.

       (4) Includes technology services commitments and hardware and software operating leases.

       (5) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

       (6) Cash commitments related to the MILEPOINT Acquisition include the payments relating to the acquisition.

      Elements of the foregoing table are explained in more detail in the following sections.

      Commitments Related to the Terms of Certain Financing Arrangements

      Debenture and Series One Preferred Share

      The Corporation has outstanding $6 million principal amount of 8% convertible debentures (the "Debentures"). The original instrument was issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") on March 15, 2001 and was subsequently amended and restated prior to the sale thereof by CIBC on April 4, 2005 to a group of investors. These purchasers also acquired from CIBC the Series One Preferred Share.

      On March 29, 2005, the Corporation and the purchasers entered into a binding agreement pursuant to which the purchasers agreed to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debentures were reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005. In connection with this transaction, the Debentures were amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of POINTS and its subsidiaries.

      Under the terms of the Debentures, (i) the Debentures are repayable (without accrued interest, the repayment of which is waived) by POINTS within 30 days of a Change of Control (defined below) of POINTS resulting from the exercise of the Warrants and (ii) the principal amount of the Debentures will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert into 18,908,070 Common Shares on April 12, 2006. The Debentures will mature on March 15, 2008 if not previously converted. Except in connection with the exercise of the Warrants, POINTS is not entitled to pre-pay the Debenture.

      The holders of the Series One Preferred Share are entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debentures, (i) there is a merger or consolidation of POINTS (or a subsidiary of POINTS that owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire greater than 50% voting control or greater than 50% of the equity of POINTS (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of POINTS. The Dividend is approximately equal to $4 million plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are then convertible) with the holders of all other participating shares in distributions from the assets of POINTS and assuming, for this purpose, that the value of the assets of POINTS available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24 million. Where an event occurs giving rise to the Dividend, the holders of the Debentures are entitled to accelerate all amounts owing under the Debentures and the Corporation is entitled to repay the Debentures.

      In the event of the exercise of the Warrants resulting in a Change of Control under the Series One Preferred Share, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24 million and (ii) $4 million plus the number of Common Shares into which the Debentures are then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants.

      Exercise of IAC/InterActiveCorp Warrants ("Warrants")

      If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debentures, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive approximately $95.9 million. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debentures and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that the Corporation would have sufficient cash to make such payments.

      Redemption Rights of Series Two and Series Four Preferred Share Holder (collectively the "Preferred Shares")

      Unless the Preferred Shares have been converted at the option of the holder, POINTS will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of POINTS sufficient to elect a majority of the board of directors of POINTS (a "Preferred Share Change of Control").

MANAGEMENT'S DISCUSSION & ANALYSIS

      In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) $12,400,000 for the Series Two Preferred Share and $3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Preferred Shares to the date on which the Preferred Shares are redeemed and (ii) the greater of (A) the value of the Common Shares into which the Preferred Shares then could be converted on the day immediately prior to public announcement of the Preferred Share Change of Control and (B) the product of the Common Shares into which the Preferred Shares then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Preferred Share Change of Control.

      Other Change of Control Event

      Upon the occurrence of an event that is a Change of Control and a Preferred Share Change of Control, and is unrelated to the exercise of the Warrants, POINTS may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

      Partner Purchase Mileage and Other Pre-Paid Expenses

ASSET RELATED TO MILEAGE PURCHASES AS AT  DEC. 31, 2005  DEC. 31, 2004  DEC. 31, 2003
----------------------------------------  -------------  -------------  -------------
Prepaid Mileage                           $   1,054,377  $     639,644  $     516,651
Sundry assets and other prepaid expenses        839,228        589,447        308,570
TOTAL                                     $   1,893,605  $   1,229,091  $     825,221

      As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

      A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. Management expects that, in the near term, the prepaid miles may remain approximately the same as an overall percentage of prepaids and sundry assets.

      Commitments Related to MILEPOINT Acquisition

      On March 31, 2004, POINTS completed the acquisition of substantially all of the assets of MILEPOINT, INC. ("MILEPOINT") (the "MILEPOINT Acquisition"). The purchase price for the assets of MILEPOINT was $7.5 million and was satisfied through a combination of $3.5 million in cash ("Acquisition Payable") and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MILEPOINT in four unequal tranches over two years. To date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and included in the cost of the purchase. A portion of the Acquisition Payable (short-term and long-term) is interest-free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

      POINTS' business objective in acquiring the assets of MILEPOINT was to increase its volume of business at minimal additional costs outside of the purchase price and transition cost. Management expects that the acquisition will continue to increase revenues and, including all amortizations, continue to be accretive to net income through 2006. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

      The impact of the acquisition to POINTS' balance sheet in 2004 was an increase in intangible assets of $3,740,000 and goodwill of $3,910,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

      The amortization and the balance of the purchased intangible assets are approximately as follows:


AMOUNT IN ($000S)                   DEC. 31, 2005
------------------------            -------------
Accumulated Amortization             $1,617,444
Intangible Asset                      2,162,722
Goodwill                              4,800,722

      In addition to the existing revenue streams acquired from MILEPOINT, offering POINTS SOLUTIONS to the customers acquired from MILEPOINT represents a potentially valuable stream of revenue.

      The payment of the purchase price under the terms of the MILEPOINT Acquisition is as follows:


                                         MONTHS FROM CLOSING
PAYOUT ($000S)      0        4        6       12       18       24      SHARES    CASH
--------------   ------   ------   ------   ------   ------   ------    -----    ------
Cash             $1,900   $    -   $  400   $  400   $  400   $  400             $3,500
Shares                -    1,300        -      700    1,500      500    4,000
Share Value(1)        -    1,300        -      700    1,500      500              4,000
TOTAL                                                                   4,000    $7,500

NOTE: (1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

      The cash cost of the MILEPOINT Acquisition has been recaptured through the gross new revenue provided by the purchased assets over the 21-month period following March 31, 2004.

      Commitments Related to Lease Financing Arrangements

      The Corporation has several outstanding operating leases for hardware and its premises.

      In the second quarter of 2004, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable", page 36 herein). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 29 monthly payment periods remaining. The Corporation's lease at its former premises expired in February, 2005.

      In the first quarter of 2005, the Corporation paid approximately $25,000 for its former office facilities (approximately 8,050 square feet) and $109,000 for its new office facilities (approximately 18,000 square feet). Property lease costs, page 36. Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covered approximately 25% of the cost of the premises' lease that expired in February, 2005.

      The projected figures do not include leasehold improvement amounts for POINTS' new facilities. Leasehold improvements for the new facilities are included in capital expenditures (see "Capital Resources-Planned Capital Expenditures" on page 36). The operating leases primarily relate to specific office technology and technology service commitments.

MANAGEMENT'S DISCUSSION & ANALYSIS


                            5 YEARS      4-5 YEARS       1-3 YEARS      1 YEAR
ANNUAL AMOUNTS IN $(000S)  OR GREATER  (2010 TO 2011)  (2007 TO 2009)   (2006)
-------------------------  ----------  --------------  -------------    -------
OPERATING LEASES
Property lease                $ -         $   180         $ 1,080       $   377
Technology services
commitment                      -              22             163           417
OPERATING LEASES TOTAL        $ -         $   202         $ 1,243       $   794
LOAN PAYABLE                  $ -         $     5         $    30       $    30

      CAPITAL RESOURCES

      Planned Capital Expenditures

      The Corporation expects to incur some modest expenditures related to leasehold improvements needed to continue to maintain the premises.


CAPITAL EXPENDITURES AS AT                 DEC. 31, 2005  DEC. 31, 2004  DEC. 31, 2003
-----------------------------------------  -------------  -------------  -------------
Leasehold Improvements                     $      46,041  $     554,843  $      20,793
Technology Development Projects (Various)      1,944,812        860,286         74,198
Computer Hardware, Software and Other            906,024        440,048        244,096
TOTAL                                      $   2,896,877  $   1,855,177  $     339,088

      In 2006, the Corporation expects to incur capital expenditures related to computer software, hardware and other to approximately $1 million, with the majority of the expenses relating to software in support of POINTS.COM VERSION 3.0, certain PBS technology development and approximately $120,000 relating to protecting the Corporation's intellectual/intangible property (filing of patents and trademarks, etc.). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

      In addition, the Corporation has incurred, and expects to continue to incur, significant capital expenditures related to the development of POINTS.COM VERSION 3.0.In accordance with CICA Handbook, Sections 3061 and 3062 (GAAP), Web site development costs incurred in the Web site application and infrastructure development are capitalized and subsequently amortized in accordance with the Corporation's accounting policies. New technology developed subsequent to the launch of POINTS.COM VERSION 3.0 will be capitalized in accordance with the Corporation's accounting policies and GAAP. Costs to maintain POINTS.COM VERSION 3.0 will be expensed in the period the costs are incurred.

      Web site development costs incurred to date and capitalized to the Web site under Property, Plant and Equipment (see page 26 for additional information) consist of employment related costs of $2,264,432 and other direct costs of $175,977. The capitalized costs in 2005 are greater than the costs incurred in 2004. The expected increase in the capitalized costs will continue to be affected by management's decision whether or not to contract any of the development to third parties, and by the annualization of the costs of employees hired during the third and fourth quarters. Actual capitalized expenses for the fiscal year 2005 are provided in the table (page 36).

WEB SITE DEVELOPMENT COSTS  Q1 2005    Q2 2005    Q3 2005    Q4 2005    Q1 2006
--------------------------  -------    -------    -------    -------    -------
Employment related costs    $575,786   $382,365   $280,433   $297,726   $121,465
Other direct costs            36,312      7,500          -          -          -
TOTAL                       $612,098   $389,865   $280,433   $297,726   $121,465

      Management will continue to fund 2006 capital expenditures from its working capital.

      Restrictions on Corporate Financing

      Pursuant to the terms of the Investor's Rights Agreement dated April 11, 2003 between IAC/InterActiveCorp, POINTS and an affiliate of IAC/InteractiveCorp, and the terms of the Series Two Preferred Share, IAC/InterActiveCorp has significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event that the Corporation requires additional capital, it does not expect consent to be unreasonably withheld.

      Outstanding Share Data

      As at the date hereof, the Corporation has 93,722,708 Common Shares outstanding, one Series One Preferred Share, one Series Two Preferred Share and one Series Four Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on POINTS' current capitalization, the Series Two Preferred Share is convertible into 19,999,105 Common Shares and the Series Four Preferred Share is convertible into 4,504,069 Common Shares.

      The Corporation has outstanding options exercisable to acquire up to 5,056,913 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.84. The expiration dates of the options range from May 7, 2006 to January 25, 2011.

      The Corporation's subsidiary, POINTS.COM INC., has outstanding options exercisable to acquire up to 1,805,858 Common Shares of POINTS.COM. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one POINTS.COM share for this purpose and has authorized the issuance of up to a maximum of 4,521,684 Common Shares in this regard. The POINTS.COM options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. POINTS.COM has outstanding Warrants, held by partners, that are exercisable for POINTS.COM Common Shares. The Corporation owns, directly or indirectly, 100% of the outstanding Common Shares of POINTS.COM. On a fully diluted basis, including the POINTS.COM options described above, the Corporation owns 88.3% of the Common Shares of POINTS.COM.

      The Corporation has outstanding Warrants exercisable to acquire up to 103,767,863 Common Shares. The Warrants have exercise prices ranging from $0.83 to $0.93 with a weighted average exercise price of $0.93. The expiration dates of the Warrants range from April 11, 2006 to April 4, 2008. See table on page 38 for a breakdown of the Warrants.

      The Corporation has outstanding 8% $6 million convertible Debentures which are convertible into 18,908,070 Common Shares. The Debentures are not convertible into Common Shares at the option of the holder so long as the Warrants are outstanding. The Debentures mature on March 15, 2008. However, unless previously repaid, the Debentures, as amended, will automatically convert into 18,908,070 Common Shares on April 12, 2006.

      The following table lists the Common Shares issued and outstanding as at March 10, 2006 and the securities that are currently convertible into Common Shares along with the maximum number of Common Shares issuable on conversion or exercise.

MANAGEMENT'S DISCUSSION & ANALYSIS

                                                                    PROCEEDS ON    LIABILITY
                                                     COMMON SHARES   EXERCISE     REDUCTION(1)
                                                     -------------  ------------  ------------
Common Shares Issued & Outstanding                     93,722,708
Convertible Securities
   IAC/InterActiveCorp Series Two Preferred Share      19,999,105   $          -  $14,760,478
   IAC/InterActiveCorp Series Four Preferred Share      4,504,069              -    3,635,978
   Warrants & broker Warrants                             906,248        752,186            -
   POINTS INTERNATIONAL stock options                   5,056,913      4,236,880            -
   POINT.COM stock options and liquidity put rights     4,521,684         71,709            -
Sub-Total Convertible Securities                       34,988,019      5,060,775   18,396,456
FULLY DILUTED(2)                                      128,710,727      5,060,775   18,396,456
IAC/InterActiveCorp Warrants(3), (6)                  102,861,615     95,900,272            -
FULLY DILUTED(4)                                      231,572,342   $100,961,047  $18,396,456

SECURITIES EXCLUDED FROM CALCULATION
Convertible Debenture(5), (6)                        18,908,070     $  9,699,180
Series One Preferred Share(6)                                 1              n/a
Options available to grant from ESOP(7)                 660,496              n/a
TOTAL EXCLUDED SECURITIES                            19,568,567     $  9,699,180

NOTES: (1)  Liability reduction reflects the value outstanding on the balance sheet as at December 31, 2005.

       (2) Excludes the IAC/InterActiveCorp Warrants and the Convertible Debenture.

       (3) The IAC/InterActiveCorp Warrants expires April 11, 2006. See page 28 "IAC/InterActiveCorp Investment" for additional information on the IAC/InterActiveCorp Warrants.

       (4) Includes the IAC/InterActiveCorp Warrants and excludes the Convertible Debenture.

       (5) See pages 32 and 33 "Commitments Related to the Terms of Certain Financing Arrangements - Debenture and Series One Preferred Share", for the terms under which the Convertible Debenture is convertible into Common Shares.

       (6) If the IAC/InterActiveCorp Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). See page 33, "Exercise of IAC/InterActiveCorp Warrants" for additional information.

       (7) On June 24, 2004, the shareholders and the TSX approved the amendment to the Employee Stock Option Plan, whereby the maximum number of Common Shares issuable under the Stock Option Plan was increased by 2,176,524 options. The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted. At the annual and special meeting of the shareholders of the Corporation to be held on May 11, 2006, the shareholders will vote on a resolution to increase the number of Common Shares issuable under the Employee Stock Option Plan to 14,058,406. See the Management Information Circular dated March 10, 2006 for additional information.

      Disclosure Controls and Procedures

      As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective.

      SELECTED FINANCIAL RESULTS AND HIGHLIGHTS

      The following selected annual information has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

INCOME STATEMENT FOR THE YEAR ENDED                    2005                  2004                   2003
---------------------------------------------  -------------------   -------------------   --------------------
Total Revenue                                  $        10,027,809   $         7,791,591   $          5,858,704
General and administrative expenses                     14,321,370            12,148,927              8,466,574
Loss before interest,                                   (4,293,561)           (4,357,337)            (2,607,870)
  amortization and other deductions (EBITDA)(1)
Net income (loss)                                       (9,924,235)           (8,808,284)            (6,991,673)
Net income (loss) per share(2), (3)
  - basic                                      $             (0.11)  $             (0.13)  $              (0.12)
  - fully diluted                                              n/a                   n/a                    n/a

NOTES:(1)   For additional information on this non-GAAP measure, see page 28,
            "Liquidity-EBITDA".

      (2) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

      (3) In 2004, the Corporation's loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" of the CICA handbook) combined with the write-down of the ThinApse investment. See page 50 of the Corporation's Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.

BALANCE SHEET AS AT                   DEC. 31, 2005         DEC. 31, 2004           DEC. 31, 2003
---------------------------------  ------------------   -------------------   ---------------------
Cash and short-term investments    $       22,332,025   $        13,754,818   $          20,274,836
Total assets                               40,463,226            30,179,854              27,481,286
Total liabilities                          46,649,533            39,115,680              32,704,094
CASH DIVIDENDS DECLARED PER SHARE                   -                     -                       -

SHAREHOLDERS EQUITY
   - capital stock                         36,404,342            23,730,993              18,449,908
   - Warrants                               2,758,688             2,610,992               2,785,737
   - contributed surplus                    2,079,423             2,226,713               2,237,787
   - retained earnings                    (47,428,760)          (37,504,525)            (28,696,241)
TOTAL                              $       (6,186,307)  $        (8,935,826)  $          (5,222,809)

The following summary of quarterly results has been prepared in accordance with Canadaian GAAP and is reported in Canadian dollars.

POINTS INTERNATIONAL LTD.
SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

QUARTER ENDED          REVENUES          NET LOSS     LOSS PER SHARE (1)
------------------  ---------------  --------------   ------------------
December 3, 2005    $     2,522,704  $   (2,852,022)  $            (0.03)

September 30, 2005  $     2,372,793  $   (2,534,640)  $            (0.03)

June 30, 2005       $     2,554,403  $   (1,969,359)  $            (0.03)

March 31, 2005      $     2,577,909  $   (2,568,215)  $            (0.04)

December 31, 2004   $     2,162,948  $   (2,334,382)  $            (0.04)

September 30, 2004  $     1,978,942  $   (2,103,413)  $            (0.03)

June 30, 2004       $     2,032,136  $   (2,246,784)  $            (0.03)

March 31, 2004      $     1,617,565  $   (1,962,076)  $            (0.03)

NOTE: (1) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management has prepared the information contained in the financial statements and in the Annual Report. Some numbers presented in the financial statements are based on estimates and judgments, and the integrity and fairness of this information is the responsibility of management. The company has prepared the financial statements according to Canadian generally accepted accounting principles. All of the information throughout the Annual Report is consistent with the financial statements.

The company maintains internal control, accounting and administrative procedures to provide reasonable assurance that the financial information is relevant, reliable, accurate and fairly presented.

The Board of Directors is responsible for governance and fair presentation of the financial statements. The Board of Directors accepts this charge and carries out this responsibility primarily through its audit committee.

The Board of Directors appoints the audit committee. All members of the audit committee are outside directors. The committee met with management and auditors before approving the financial statements. The audit committee reports its findings to the Board of Directors and recommends approval of the financial statements by the Board of Directors.

The company's external auditors, Mintz & Partners LLP, have conducted an independent audit of the financial statements in accordance with Canadian generally accepted auditing standards. The external auditors had full and unrestricted access to the audit committee and management.

/s/ Robert MacLean                     /s/ Stephen Yuzpe
-------------------------              -------------------------
Robert MacLean                         Stephen Yuzpe
Chief Executive Officer                Chief Financial Officer

Points International Ltd.              Points International Ltd.

FINANCIAL STATEMENTS

42  AUDITOR'S REPORT

43  CONSOLIDATED BALANCE SHEETS

45  CONSOLIDATED STATEMENTS OF OPERATIONS

45  CONSOLIDATED EARNINGS (DEFICIT)

46  CONSOLIDATED STATEMENTS OF CASH FLOWS

47  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITOR'S REPORT

To the Shareholders of POINTS INTERNATIONAL LTD.

We have audited the consolidated balance sheets of POINTS INTERNATIONAL LTD. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MINTZ & PARTNERS LLP
Toronto, Ontario
March 9, 2006                                              CHARTERED ACCOUNTANTS

FINANCIAL STATEMENTS

   POINTS INTERNATIONAL LTD.
   CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                2005                  2004
-----------------------------------------  -------------------   -----------------
ASSETS

CURRENT

   Cash and cash equivalents (Note 4)      $        19,983,607   $      13,754,818

   Short-term investments                            2,348,418                   -

   Accounts receivable                               2,739,224           2,024,342

   Prepaids and sundry assets                        1,893,605           1,229,091
                                           -------------------   -----------------
                                                    26,964,854          17,008,251

PROPERTY, PLANT AND EQUIPMENT (Note 5)               3,606,840           2,056,282

GOODWILL AND INTANGIBLE ASSETS  (Note 6)             7,602,503           8,282,453

DEFERRED COSTS (Note 22)                             1,699,030           2,242,868

FUTURE INCOME TAXES RECOVERABLE (Note 16)              590,000             590,000
                                           -------------------   -----------------
                                                    13,498,372          13,171,603

                                           $        40,463,226   $      30,179,854
                                           ===================   =================

APPROVED ON BEHALF OF THE BOARD:

/s/ Douglas Carty                 /s/ Robert MacLean
---------------------             ------------------
DOUGLAS CARTY                     ROBERT MACLEAN
Chairman of the Board             Director

FINANCIAL STATEMENTS

   POINTS INTERNATIONAL LTD.
   CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                            2005              2004
-------------------------------------------------------  ---------------   --------------
LIABILITIES

CURRENT

  Accounts payable and accrued liabilities               $     2,284,257   $    1,894,599

  Deposits                                                    15,810,853       13,153,623

  Current portion of loan payable (Note 7)                        33,515           29,860

  Current portion of acquisition loan payment (Note 14)          390,166          777,443

  Convertible debenture (Note 8)                                       -        8,920,373
                                                         ---------------   --------------
                                                              18,518,791       24,775,899

  LOAN PAYABLE (Note 7)                                           35,107           67,186

  ACQUISITION LOAN PAYABLE (Note 14)                                   -          380,118

  CONVERTIBLE DEBENTURE (Note 8)                               9,699,180                -

  CONVERTIBLE PREFERRED SHARES (Note 9)                       18,396,456       13,892,478
                                                         ---------------   --------------
                                                              46,649,533       39,115,680

SHAREHOLDERS' DEFINCIENCY

CAPITAL STOCK (Note 10)                                       36,404,342       23,730,993

WARRANTS (Note 11)                                             2,758,688        2,610,992

CONTRIBUTED SURPLUS                                            2,079,423        2,226,713

DEFICIT                                                      (47,428,760)     (37,504,525)
                                                         ---------------   --------------
                                                              (6,186,307)      (8,935,826)
                                                         ---------------   --------------

                                                         $    40,463,226   $   30,179,854
                                                         ===============   ==============

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31                                         2005              2004
----------------------------------------------------------  ----------------   ---------------
REVENUES
     Points operations                                      $      9,429,253   $     7,560,012

     Interest income                                                 598,556           231,579

                                                            ----------------   ---------------
                                                                  10,027,809         7,791,591

GENERAL AND ADMINISTRATION EXPENSES                               14,321,370        12,148,927

                                                            ----------------   ---------------

LOSS - Before interest, amortization and other items              (4,293,561)       (4,357,337)

                                                            ----------------   ---------------

   Foreign exchange loss                                             514,625            81,725

   Interest on convertible debenture                                 778,806           884,001

   Interest on preferred shares                                    1,049,367           868,000

   Interest, loss on short-term investment and capital tax           265,974           132,843

   Amortization of property, plant and equipment,
   intangible assets and deferred costs                            3,021,902         2,322,749

   Write-off of ThinApse Corporation                                       -           161,629

                                                            ----------------   ---------------

                                                                   5,630,674         4,450,947

                                                            ----------------   ---------------

NET LOSS                                                          (9,924,235)       (8,808,284)

                                                            ----------------   ---------------

LOSS PER SHARE (Note 12)                                    $          (0.11)  $         (0.13)

                                                            ================   ===============

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31                                         2005              2004
----------------------------------------------------------  ----------------   ---------------
DEFICIT - BEGINNING OF YEAR
   As previously reported                                   $    (34,734,645)  $   (25,926,361)
   Adjustment to stock-based compensation (Note 3)                (2,769,880)       (2,769,880)
                                                            ----------------   ---------------
   As restated                                                   (37,504,525)      (28,696,241)

                                                            ----------------   ---------------

NET LOSS - FOR THE YEAR                                           (9,924,235)       (8,808,284)

                                                            ----------------   ---------------

DEFICIT - END OF YEAR                                       $    (47,428,760)  $   (37,504,525)

                                                            ================   ===============

FINANCIAL STATEMENTS

   POINTS INTERNATIONAL LTD.
   CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31                                            2005              2004
-------------------------------------------------------------------  ----------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             $     (9,924,235)  $   (8,808,284)
Items not affecting cash
   Amortization of property, plant and equipment                            1,346,320          312,618
   Amortization of deferred costs                                             531,699          601,319
   Amortization of intangible assets                                        1,143,884        1,408,812
   Deferred costs on convertible debenture                                     12,139                -
   Unrealized foreign exchange loss                                             3,431          (25,362)
   Employee stock option expense (Note 11)                                    408,435          362,343
   Writedown of long term investment                                                -          161,629
   Cancellation of Warrants issued for services                                (1,167)          (1,179)
   Interest on Series Two and Four Preferred Shares                         1,049,367          868,000
   Interest accrued on convertible debenture                                  778,806          884,001
                                                                     ----------------   --------------
                                                                           (4,651,323)      (4,236,102)

Changes in non-cash balances related to operations (Note 13 (a))            2,390,259        2,506,192

                                                                     ----------------   --------------

CASH FLOWS USED IN OPERATING ACTIVITIES                                    (2,261,064)      (1,729,910)

                                                                     ----------------   --------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                               (2,896,877)      (1,855,177)
   Purchase of intangible assets                                             (125,191)        (128,428)
   Purchase (disposal) of short-term investments                           (2,348,418)       9,554,542
   Payments for the acquisition of MilePoint, Inc.                           (800,000)      (2,300,000)
   Costs related to the acquisition of MilePoint, Inc.(Note 14)              (306,138)        (728,556)
                                                                     ----------------   --------------
CASH FLOWS USED IN INVESTING ACTIVITIES                                    (6,476,624)       4,542,381
                                                                     ----------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Series Four Preferred Share (Note 9)                         3,454,611                -
   Loan payable, net of repayments (Note 7)                                   (28,425)          97,047
   Deferred financing costs                                                          -          13,967
   Issuance of capital stock, net of share issue costs (Note 10)           12,266,487          734,101
                                                                     ----------------   --------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                                15,692,673          845,115
                                                                     ----------------   --------------

   Effect of exchange rate changes on cash held in foreign currency          (726,197)        (623,061)

                                                                     ----------------   --------------

INCREASE IN CASH AND CASH EQUIVALENTS                                       6,228,789        3,034,524

CASH AND CASH EQUIVALENTS - Beginning of the year                          13,754,818       10,720,294

                                                                     ----------------   --------------

CASH AND CASH EQUIVALENTS - END OF THE YEAR                          $     19,983,607   $   13,754,818

                                                                     ================   ==============

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

1. BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of POINTS INTERNATIONAL LTD. (the "Corporation") include the financial position, results of operations and cash flows of the Corporation and its wholly owned subsidiaries, Exclamation Inc., POINTS INTERNATIONAL (US) LTD. and POINTS INTERNATIONAL (UK) LIMITED and its indirect wholly owned subsidiary, POINTS.COM INC.

The Corporation operates the POINTS.COM Web site. POINTS.COM is an online service allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. POINTS.COM also serves as a central resource to help individuals track their account balances with a number of loyalty programs.

In addition, the Corporation develops technology solutions for the loyalty program industry. The Corporation's portfolio of custom solutions facilitates the online sale, transfer and exchange of miles, points and currencies for a number of major loyalty programs.

2. SIGNIFICANT ACCOUNTING POLICIES

      a) USE OF ESTIMATES

      The preparation of these consolidated financial statements, in conformity with Canadian generally accepted accounting principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2005 and 2004 and the revenues and expenses reported for the years then ended. Actual results may differ from those estimates.

      b) REVENUE RECOGNITION

      Revenues from transaction processing are recognized as the services are provided under the terms of related contracts. Membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service. Related direct costs are also recognized over the term of the membership.

      Revenues from the sale of loyalty program points are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted.

      Nonrefundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

      Custom Web site design revenues are recorded on a percentage of completion basis.

      c) CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include amounts on deposit at the Corporation's bank and amounts held for the Corporation by a third party credit card processor. Such amounts represent a reserve in respect of purchases of miles/points. Cash and cash equivalents also include investments in short and mid-term bonds maturing within 90 days.

FINANCIAL STATEMENTS

      d) SHORT-TERM INVESTMENTS

      Short-term investments include investment that have a duration of longer than 90 days. Short-term investments are accounted for at the lower of cost and net realizable value.

      e) PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the Corporation to write off the cost of the property, plant and equipment over their estimated useful lives are as follows:

Furniture and equipment                    20% declining balance basis
Computer equipment                         30% declining balance basis
Software                                   30% straight-line basis
Web site development and technology costs  straight-line over 3 years
Leasehold improvements                     straight-line over 5 years

      f) GOODWILL AND INTANGIBLE ASSETS

      The Corporation follows Section 3062 ("Goodwill and Other Intangible Assets") of the CICA Handbook, in accounting for the value of its public listing. Since the public listing has an indefinite life, no amortization is recorded. These public company listing costs were capitalized by the Corporation in the period prior to the implementation of the recommendation of Section 3061 and 3062 of the CICA Handbook.

      Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. The remaining life of the patent is determined as 20 years less the time between the date of filing and the patent grant date. Registered trademarks have an indefinite life and will not be amortized unless determined to have become impaired.

      Acquired technology, representing the excess of the cost over the values attributed to the underlying net assets of the acquired shares of POINTS.COM INC. will be amortized on a straight-line basis over a period of three years.

      The acquisition of MILEPOINT, INC. represents the fair value of contracts acquired by the Corporation as described in Note 14. The carrying value of these contracts is amortized on a straight line basis over the life of the contracts.

      Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

      If the Corporation determines that there is permanent impairment in the value of the unamortized portion of the intangible assets, as future earnings will not be realized as projected, an appropriate amount of unamortized balance of intangible assets will be charged to income as an "impairment charge" at that time.

      g) LONG-TERM INVESTMENTS

      Investments in shares of companies over which the Corporation exercises significant influence are accounted for using the equity method.

      Investments in shares of companies over which the Corporation does not exercise significant influence are accounted for using the cost basis.

The Corporation reviews all of its long-term investments regularly and provides for any decline, other than a temporary decline, in the value of the investment to the estimated net recoverable amount.

h) DEFERRED COSTS

Costs incurred in respect of certain financings are deferred and charged to income over the term of financing. Deferred finance charges represent legal and other related fees incurred to obtain the financing described in Notes 8 and 9. Costs incurred on expanding relationships are amortized over the term of the extended relationships.

i) CAPITAL LEASES

Leases that transfer substantially all of the benefits and risks of ownership of the property to the Corporation are treated as acquisitions of an asset and an obligation.

j) COSTS OF RAISING CAPITAL

Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

k) TRANSLATION OF FOREIGN CURRENCY

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items. Income and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and consequently are included in net earnings.

The results of foreign operations that are financially and operationally integrated with the Corporation are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average rate of exchange for the year.

l) INCOME TAXES

The Corporation follows the asset and liability approach to accounting for income taxes.

The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

m) NON-MONETARY TRANSACTIONS

Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830 ("Non monetary Transactions") of the CICA Handbook.

n) EARNINGS PER SHARE

The Corporation uses Section 3500 ("Earnings per Share") of the CICA Handbook, which directs that the treasury stock method be used to calculate diluted earnings per share.

FINANCIAL STATEMENTS

      Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options, Warrants, conversion of preferred shares and the convertible debenture, as if the events had occurred at the beginning of the period or at a time of issuance, if later. When the effect of computing diluted loss per share is anti-dilutive, this information is not presented.

      o) STOCK-BASED COMPENSATION

      EMPLOYEES

      For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair-value based method of accounting for stock-based compensation.

      NON-EMPLOYEES

      For stock-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

3. ADJUSTMENT TO STOCK-BASED COMPENSATION

Effective January 1st, 2004, in accordance with the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments", the Corporation adopted the changes required by this policy. The Corporation adopted this policy change in its 2004 audited consolidated financial statements and accounted for compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, the change in accounting policy was applied retroactively without restatement of the prior years' financial statements. Through the adoption of this policy, the Corporation misinterpreted the treatment for a series of employee stock options held in the wholly-owned subsidiary POINTS.COM INC. These POINTS.COM INC. options were issued on various dates in 2000. On February 8, 2002, the option holders were granted a put right which allowed them to have the right to put to the Corporation the Common Shares of POINTS.COM INC. acquired on the exercise of such options for Common Shares in the Corporation.

The extension of the put right should have been included in the Corporation's adoption of the above change in accounting policy for fiscal 2004, as it constitutes a commitment to issue Common Shares. As a result of this correction, the 2004 opening deficit was increased by $2,769,880 to $28,696,241 and the 2004 opening capital stock was increased by $666,489, and a $2,103,391 increase to contributed surplus was recorded. During fiscal 2004, contributed surplus was reduced by $358,770 and capital stock was increased by the same amount as a portion of the outstanding stock options were exercised. The above adjustment has no impact on total Shareholders' Equity or any other balance sheet accounts.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash held at the Corporation's bank and currently invested through an interest rate agreement earning prime rate less 225 basis points for Canadian funds (approximately 2%) and 80% of the U.S. T-Bill rate for U.S. funds (approximately 1%), and cash held by the third-party credit card processor. Cash and cash equivalents also include investments in short and mid-term bonds maturing within 90 days. The investments could be liquidated at any time at the option of the Corporation with no loss in value.

Cash and cash equivalents consists of:

                                            2005            2004
Cash                                $  9,827,614    $ 10,086,111
Cash equivalents                       6,409,034         544,945
Cash held by credit card processor     3,746,959       3,123,762
                                    ------------    ------------
                                    $ 19,983,607    $ 13,754,818
                                    ============    ============

5. PROPERTY, PLANT AND EQUIPMENT

                                                     ACCUMULATED   NET CARRYING
2005                                        COST    AMORTIZATION         AMOUNT
Furniture and equipment             $    495,056     $   235,333    $   259,723
Computer equipment                       668,581         387,143        281,438
Software                               1,244,700         545,017        699,684
Technology & Web site development      6,797,363       4,864,840      1,932,523
Leasehold Improvements                   798,759         365,287        433,472
                                    ------------     -----------    -----------
                                    $ 10,004,459     $ 6,397,393    $ 3,606,840
                                    ============     ===========    ===========

                                                     ACCUMULATED   NET CARRYING
2004                                        COST    AMORTIZATION         AMOUNT
Furniture and equipment             $    468,355     $   173,740    $   294,615
Computer equipment                       590,619         282,616        308,003
Software                                 443,340         372,728         70,612
Technology & Web site development      4,852,551       3,982,101        870,450
Leasehold Improvements                   752,718         240,116        512,602
                                    ------------     -----------    -----------
                                    $  7,107,583     $ 5,051,301    $ 2,056,282
                                    ============     ===========    ===========

6. GOODWILL AND INTANGIBLE ASSETS

                                                        ACCUMULATED   NET CARRYING
2005                                           COST    AMORTIZATION         AMOUNT
Public listing                         $    150,000     $   100,000    $    50,000
MILEPOINT, INC. acquisition (Note 14)     8,580,888       1,617,444      6,963,444
Patents and trademarks                      589,058               -        589,058
Acquired technology                       2,258,603       2,258,603              -
                                       ------------     -----------    -----------
                                       $ 11,578,549     $ 3,976,047    $ 7,602,503
                                       ============     ===========    ===========

                                                        ACCUMULATED   NET CARRYING
2004                                           COST    AMORTIZATION         AMOUNT
Public listing                         $    150,000     $   100,000    $    50,000
MILEPOINT, INC. acquisition (Note 14)     8,242,146         655,945      7,586,201
Patents and trademarks                      462,376               -        462,376
Acquired technology                       2,258,603       2,074,727        183,876
                                       ------------     -----------    -----------
                                       $ 11,113,125     $ 2,830,672    $ 8,282,453
                                       ============     ===========    ===========

7. LOAN PAYABLE

In August, 2004 the Corporation entered into an agreement with the landlord, whereby the landlord loaned the Corporation $107,000 in respect of amounts that the Corporation had spent on leasehold improvements. The loan is repayable over 43 months and bears an interest rate of 10%.

FINANCIAL Statements

8. CONVERTIBLE DEBENTURE

The Corporation has outstanding $6 million principal amount of 8% convertible debentures (the "Debentures"). The original instrument was issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") on March 15, 2001 and was subsequently amended and restated prior to the sale thereof by CIBC on April 4, 2005 to a group of investors. These purchasers also acquired from CIBC the Series One Preferred Share.

The Debentures were amended to, among other things, (i) reduce the interest rate from 11% to 8% effective March 15, 2005, (ii) eliminate all negative covenants,
(iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of POINTS and its subsidiaries.

The Debentures will mature on March 15, 2008 if not previously converted. The Corporation is entitled to pre-pay the Debentures, without interest, within 30 days of a Series One Change in Control of the Corporation resulting from the exercise of the PII Warrants (defined in Note 11); the Debentures may not otherwise be prepaid. If the PII Warrants expire, the $6 million principal amount of the Debentures will be automatically converted on April 12, 2006 into 18,908,070 Common Shares and accrued interest on any principal amount as converted ceases to be payable. The Debentures will also automatically convert into Common Shares in certain other circumstances, including the sale of all outstanding Common Shares for a price per share of at least $1.26928, the sale of all or substantially all of the assets of the Corporation yielding net proceeds per Common Share (after giving effect to the conversion of the Debentures) of at least $1.26928. The Debentures are not convertible into Common Shares at the option of the holders so long as the PII Warrants is outstanding and held by IAC/InterActiveCorp or an affiliate thereof. The Debentures have been classified as long-term for fiscal 2005 since their repayment is only in connection with the exercise of the PII Warrants that would result from a third party transaction.

9. PREFERRED SHARES

      a) SERIES ONE PREFERENCE SHARE

      The Series One Preferred Share was created by Articles of Amendment dated December 20, 2001, was issued on February 8, 2002 and is a non-voting convertible share.

      The Series One Preferred Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2 million of the $6 million principal amount of the Debentures (defined under "Debentures" below), (ii) repayment in full of the Debentures or (iii) payment of the Dividend (defined below) (each a "Conversion Event").

      The Series One Preferred Share is not entitled to dividends other than as set out below:

      The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of the Corporation (or a subsidiary of Corporation which owns all or substantially all of the assets of the Corporation) with another corporation where, following such event, the shareholders of the Corporation will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than Canadian Imperial Bank of Commerce or its affiliates or associates) or persons acting jointly or in concert acquire greater than 50% voting control or greater than 50% of the equity of the Corporation (a "Series One Change of Control"), or (iii) there is a sale of all or substantially all of the assets of the Corporation. The Dividend is approximately equal to $4 million plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are then convertible) with the holders of all other participating shares in distributions from the assets of the Corporation and assuming, for this purpose, that the value of the assets of the Corporation available for distribution on this notional dissolution is the value attributable to the equity of the Corporation implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24 million. Where an event occurs giving rise to the Dividend, the holder of the Debentures is entitled to accelerate all amounts owing under the Debentures and the Corporation is entitled to repay the Debentures.

      In the event of the exercise of the PII Warrants resulting in a Series One Change of Control under the Series One Preferred Share, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equaling the lesser of (i) $24 million and (ii) $4 million plus the number of Common Shares into which the Debentures are then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants.

      In the event of the liquidation, dissolution or winding-up of the Corporation prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (a) receive $4 million before any payment to holders of any Common Shares and (b) share pro-rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are convertible immediately prior to the liquidation event), with the holders of the Common Shares and all other participating shares ranking junior to the Series One Preferred Share in further distributions from the assets of the Corporation to an aggregate maximum of $20 million in addition to the sum specified in (a).

      b) SERIES TWO PREFERRED SHARE

      The Series Two Preferred Share was created by Articles of Amendment dated April 10, 2003 and was issued on April 11, 2003. It is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Three Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, in priority to the Common Shares. The Series Two Preferred Share is convertible until 5:00 p.m. on March 31, 2013 (Eastern Standard Time), for no additional consideration, into 19,999,105 Common Shares (as at March 10, 2006), subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares to extinguish rights to acquire securities in the Corporation's subsidiaries and in connection with the conversion of the CIBC Debentures, if convertible.

      The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

      The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC/InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC/InterActiveCorp.

      If not converted, the Series Two Preferred Share will be redeemed upon the earlier of (i) March 31, 2013 and (ii) the third business day following a Change of Control of the Corporation (defined on page 54). If (i) occurs, the Series Two Preferred Share will be redeemed by the Corporation for the greater of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and the market value of the Common Shares into which the Series Two Preferred Share then could be converted. If (ii) occurs, the Series Two Preferred Share will be redeemed for an amount equal to the greater of (i) 125%

FINANCIAL STATEMENTS

      of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the Common Shares on the principal stock exchange on which the Common Shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Change of Control and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

      A "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrants, any combination of a person (other than the holder of the Series Two Preferred Share Series), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

      In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

      The Series Two Preferred Share entitles the holder to the right to vote with the holders of Common Shares on an "as converted" basis (until the PII Warrants have been exercised, in whole or in part, to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the Board of Directors.

      c) SERIES FOUR PREFERRED SHARE

      In 2005, the Corporation issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611.

      The Series Four Preferred Share is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Two Preferred Share, the Series Three Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Four Preferred Share is convertible until March 31, 2013, for no additional consideration, into 4,504,069 Common Shares (as at the date hereof), subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share.

      If not converted, the Series Four Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the Series Four Preferred Share and the market value of the Common Shares into which the Series Four Preferred Share then could be converted. The Series Four Preferred Share will also be redeemed if certain Change of Control events occur, for an amount equal to the greater of (i) 125% $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the Series Four Preferred Share and (ii) the greater of (A) the value of the Common Shares into which the Series Four Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the Common Shares into which the Series Four Preferred Share then could be converted and the value of the consideration paid per Common Share in the transaction resulting in the Change of Control. For this purpose a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant, any combination of a person (other than the holder of the Series Four Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

      In the event of the liquidation, dissolution or winding up of the Corporation, the holder of the Series Four Preferred Share will be entitled to receive an amount equal to the greater of $3,454,611 plus
      7% per annum from the date of issuance and the product of the number of Common Shares into which it could then be converted and the per share amount to be distributed to the holders of the Common Shares after giving effect to any payments to be paid on shares ranking prior to the Common Shares. The Series Four Preferred Share entitles the holder to various rights, including to receive dividends with the holders of Common Shares on an "as converted" basis, vote with the holders of Common Shares on an "as converted" basis (in certain circumstances, to a maximum of 19.9% of the votes that may be cast including the votes cast by the holder of the Series Two Preferred Share), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect one member to the board of directors of the Corporation. If the Series Four Preferred Share ceases to be held by an IAC/InterActiveCorp or an affiliate of IAC/InterActiveCorp, it will automatically convert into a Series Five Preferred Share.

10. CAPITAL STOCK

AUTHORIZED

   Unlimited  Common Shares
           1 Series One Preferred Share, non-voting, convertible into one Common Share
           1  Series Two Preferred Share
           1  Series Three Preferred Share
           1  Series Four Preferred Share
           1  Series Five Preferred Share

ISSUED

The balance of capital stock is summarized as follows:

                                     2005          2004
Common Shares                 $36,404,339   $23,730,991
Series One Preferred Share              1             1
Series Two Preferred Share              1             1
Series Four Preferred Share             1             -
                              -----------   -----------
                              $36,404,342   $23,730,993
                              ===========   ===========

FINANCIAL STATEMENTS


COMMON SHARES                                            NUMBER             AMOUNTS
-----------------------------------------------       ----------           ----------
   Balance January 1, 2004                            62,609,622       $   18,449,907

Issued on the acquisition of MilePoint, Inc.(i)        4,000,000            4,000,000
Issued on exercise of Warrants(ii)                     2,318,006              752,984
Issued on exercise of stock options(iii)                 816,789              194,008
Issued on exchange for property (shares in
 subsidiary)(iv)                                       1,313,433              369,317
                                                      ----------       --------------
                                                      71,057,850           23,766,215

Less: share issue costs                                        -               35,224
                                                      ----------       --------------
   Balance December 31, 2004                          71,057,850           23,730,991

Issued on exercise of Warrants(v)                        458,667               37,825
Issued on exercise of stock options(vi)                2,102,227            1,025,318
Issued on exchange for property (shares in
 subsidiary)(vii)                                      1,964,664              555,870
Issued in private placement(viii)                     18,134,300           12,385,405
                                                      ----------       --------------
                                                      93,717,708           37,735,409

Less: share issue costs                                        -            1,331,070
                                                      ----------       --------------
BALANCE DECEMBER 31, 2005                             93,717,708       $   36,404,339
                                                      ==========       ==============

      (i) 4,000,000 shares (valued at $4 million) of the Corporation were issued as part consideration in the acquisition of MILEPOINT, INC. (see Note 14).

      (ii) 2,268,006 common share purchase Warrants, issued in connection with restructuring and acquisition of the interest in POINTS.COM INC. that the Corporation did not already own, were exercised at $0.25 per share. In addition, 50,000 Warrants issued in respect of a financing engagement were exercised at $0.25 per share.

      (iii) 816,789 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

      (iv) 524,554 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in POINTS.COM INC. and put to the Corporation at fair market value for 1,313,433 of the Corporation's common shares.

      (v) 458,667 common share purchase Warrants (valued at $37,825), issued in connection with restructuring and acquisition of the interest in POINTS.COM INC. that the Corporation did not already own, were exercised for nil consideration.

      (vi) 2,102,227 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

      (vii) 784,641 options previously issued to POINTS.COM INC. founders, employees, directors and advisors were exercised in POINTS.COM INC. and put to the Corporation at fair market value for 1,964,664 of the Corporation's common shares.

      (viii) On April 4, 2005, the Corporation issued 18,134,300 common shares at $0.683 per share in a Private Placement.

11. OPTIONS AND WARRANTS

      a) STOCK OPTION PLAN

      The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the share on the day of grant. The options vest over a three year period and expire five years from the grant date.


                                                2005             2004
                                         -----------      -----------
Options Authorized by Shareholders        10,206,948       10,206,948
   Less: Options Exercised                (4,484,539)      (2,382,312)
                                         -----------      -----------

Net Options Authorized                     5,722,409        7,824,636
   Less: Options Granted                  (4,866,913)      (6,184,558)
                                         -----------      -----------
Options Available to Grant                   855,496        1,640,078
                                         ===========      ===========

      b) STOCK OPTIONS

      STOCK-BASED COMPENSATION PLAN

      At December 31, 2005, the Corporation had one stock-based compensation plan, which is described in Note 11 (a). The Corporation accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $408,435 for 2005.

      FAIR VALUE

      The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2004 and 2005, respectively: dividend yield of nil for all three years; expected volatility of 73, 46 and 30%, risk-free interest rates of 4.0, 4.0 and 3.6% and expected lives of 3.0, 3.0, and 3.0 years.

      A summary of the status of the Corporation's stock option plan as of December 31, 2004 and 2005, and changes during the years ending on those dates is presented below.

FINANCIAL STATEMENTS


                                               2005                               2004
                                 ------------------------------------  ---------------------------------
                                    NUMBER OF        WEIGHTED AVERAGE    NUMBER OF      WEIGHTED AVERAGE
                                      OPTIONS          EXERCISE PRICE      OPTIONS        EXERCISE PRICE
Beginning of Year                   6,184,558        $       0.71        5,598,127      $           0.51
Granted                             1,162,836                0.84        1,639,407                  1.17
Exercised                          (2,102,227)               0.47         (816,789)                 0.22
Forfeited                            (378,254)               0.83         (236,187)                 1.04
                                 ------------        ------------      -----------      ----------------
End of year                         4,866,913        $       0.83        6,184,558      $           0.71
                                 ============        ============      ===========      ================
EXERCISABLE AT END OF YEAR          2,429,095        $       0.69        3,832,429      $           0.50
                                 ============        ============      ===========      ================
WEIGHTED AVERAGE FAIR
VALUE OF OPTIONS GRANTED         $       0.20                          $      0.41
                                 ============                          ===========

                               OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                                                                  WEIGHTED
                                            WEIGHTED AVERAGE       AVERAGE                        WEIGHTED
                            NUMBER OF   EMAINING CONTRACTUAL      EXERCISE     NUMBER OF           AVERAGE
RANGE OF EXERCISE PRICE       OPTIONS            LIFE (YEARS)        PRICE       OPTIONS    EXERCISE PRICE
$ 0.01 to  $ 0.49             888,510           1.30             $    0.25      800,000       $       0.26
$ 0.50 to  $ 0.99           2,084,836           2.83             $    0.75      777,145       $       0.61
$ 1.00 and over             1,893,567           3.15             $    1.19      918,750       $       1.16


      Subsequent to year-end, as described in Note 21, 5,000 options were exercised.

      c) STOCK OPTIONS OF POINTS.COM INC.

      In addition to the stock options described above, POINTS.COM INC.,the Corporation's indirect wholly-owned subsidiary has one stock compensation plan. No further POINTS.COM INC. common shares are authorized for issuance under this plan. Under this plan, POINTS.COM INC. founders, employees, directors and advisors were previously issued and, therefore, have outstanding stock options. No options were granted in this plan in 2003, 2004 or 2005. The options outstanding are as follows:

                                                  2005                                 2004
                                         ------------------------------      -------------------------------
                                         NUMBER OF     WEIGHTED AVERAGE      NUMBER OF      WEIGHTED AVERAGE
                                          OPTIONS       EXERCISE PRICE        OPTIONS        EXERCISE PRICE
Beginning of Year                        2,590,498     $          0.04        3,115,052     $           0.04
Granted                                          -                   -                -                    -
Exercised                                 (784,641)               0.05         (524,554)                0.02
Forfeited                                        -                   -                -                    -
                                         ---------     ---------------        ---------     ----------------
End of year                              1,805,857     $          0.04        2,590,498     $           0.04
                                         =========     ===============        =========     ================
EXERCISABLE AT END OF YEAR               1,805,857     $          0.04        2,590,498     $           0.04
                                         =========     ===============        =========     ================

                                       OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                             -----------------------------------      --------------------------------------------------
                                              WEIGHTED AVERAGE           WEIGHTED                           WEIGHTED
                             NUMBER OF     REMAINING CONTRACTUAL          AVERAGE       NUMBER OF            AVERAGE
RANGE OF EXERCISE PRICE       OPTIONS            LIFE (YEARS)          EXERCISE PRICE    OPTIONS          EXERCISE PRICE
$ 0.01 to  $  0.49           1,805,857                1.13                $    0.04      1,805,857            $   0.04

      The holders of 1,805,857 options (all with strike prices at or below $0.055 per share) have the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation has used a ratio of
      2.5039 common shares per POINTS.COM INC. common share (equivalent to 4,521,684 common shares) for this purpose. In 2005, 784,641 options were exercised and all of the Points.com Inc. common shares received were put to the Corporation for 1,964,664 common shares of the Corporation.

      d) WARRANTS

      The Corporation issued Warrants (the "PII Warrants") on April 11, 2003 to POINTS INVESTMENTS INC. ("PII") that are exercisable to acquire up to 55% of the Common Shares (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and/or Series Four Preferred Share. The PII Warrants expire on April 11, 2006. If PII had exercised the PII Warrants in full on March 10, 2006, IAC/InterActiveCorp would have indirectly received 102,861,615 Common Shares.

                                                       2004                          2005
                                     ----------------------------------   --------------------------------
                                      NUMBER OF        WEIGHTED AVERAGE    NUMBER OF      WEIGHTED AVERAGE
                                      WARRANTS          EXERCISE PRICE      WARRANTS       EXERCISE PRICE
Beginning of Year                     84,160,489       $       1.03        79,431,399     $        0.94
Granted(1)                               906,248               0.83                 -               n/a
Issued - Anti-Dilution
  Provision                           19,225,127               0.01         7,049,596              1.03
Exercised                               (458,667)              0.25        (2,318,006)             0.25
Forfeited                               (303,667)              0.25            (2,500)             0.28
                                     -----------       ------------        ----------     -------------
End of year                          103,529,530       $       0.93        84,160,489     $        1.03
                                     ===========       ============        ==========     =============
EXERCISABLE AT END OF YEAR           103,529,530       $       0.93        84,160,489     $        1.03
                                     ===========       ============        ==========     =============

NOTE :(1) The strike price of the PII Warrants (Note 9) will change in accordance with its anti-dilution provisions. For example, as the number of Common Shares that the PII Warrants is exercisable into increases, the strike price will decrease proportionately.

                                          WARRANTS OUTSTANDING                           WARRANTS EXERCISABLE
                          -----------------------------------------------------    ---------------------------------
                                             WEIGHTED AVERAGE      WEIGHTED                             WEIGHTED
                             NUMBER       REMAINING CONTRACTUAL     AVERAGE         NUMBER OF            AVERAGE
RANGE OF EXERCISE PRICE     WARRANTS            LIFE (YEARS)     EXERCISE PRICE      WARRANTS         EXERCISE PRICE
$ 0.01 to  $0.49                    -                -              $   0.25                 -                     -
$ 0.50 to  $0.99          103,529,530             0.30              $   0.93       103,529,530        $         0.93
$ 1.00 and over                     -                -              $   1.03                 -                     -

      In connection with the Private Placement, 906,248 broker Warrants valued at $186,687 were issued.

FINANCIAL STATEMENTS

      e) WARRANTS OF POINTS.COM INC.

      On September 5, 2003, the Corporation acquired Warrants and Warrant acquisition rights exercisable to acquire 4,827,255 common shares in the Corporation's indirect wholly owned subsidiary, POINTS.COM INC., from an airline partner.

      In addition to the Warrants and Warrant acquisition rights acquired by the Corporation, POINTS.COM INC., has issued or committed to issue an additional 4,103,378 Warrants to airline partners with expiry dates between March 28, 2006 and April 1, 2007. Each warrant entitles the holder to acquire one common share of POINTS.COM INC. with an exercise price of US$1.96. The exercise of these Warrants would dilute the Corporation's interest in POINTS.COM INC. by 11%.

      f) FAIR VALUE

      906,248 Warrants were granted during 2005 and no Warrants were granted in 2004. The weighted average grant date fair value of Warrants granted during 2005 has been estimated at $0.21 using the Black Scholes option pricing model. The pricing model assumes a weighted average risk-free interest rate of 3.8%, weighted average expected dividend yield of nil, weighted average expected common stock price volatility of 30% and a weighted average expected life of 3 years.

12. LOSS PER SHARE

      a) LOSS PER SHARE

      Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year that amounted to 88,093,523 shares (2004 - 67,744,345).

      b) FULLY-DILUTED LOSS PER SHARE

      The fully diluted loss per share has not been computed, as the effect would be anti dilutive.

13. STATEMENT OF CASH FLOWS

      a) CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS ARE AS FOLLOWS:

                                                      2005              2004
                                                  -----------       -----------
(Increase) in accounts receivable                 $  (818,592)      $(1,149,990)
(Increase) in prepaids and sundry assets             (720,497)         (485,001)
(Increase) in deferred costs                                -          (123,390)
Increase in accounts payable and accrued
liabilities                                           422,914           783,344
Increase in deposits                                3,506,434         3,481,230
                                                  -----------       -----------
                                                  $ 2,390,259       $ 2,506,192
                                                  ===========       ===========

      b) SUPPLEMENTAL INFORMATION

      Interest, taxes and loss on short-term investments

      Interest of $15,054 (2004, $4,196) was paid during the year. In addition to this, the Corporation incurred $150,158 in losses on short-term investments and capital taxes of $45,763 were paid in 2005. Interest revenue of $420,229 (2004, $230,294) was received during the year.

NON-CASH TRANSACTIONS IN 2005 WERE AS FOLLOWS:

(i) 784,641 options previously issued to POINTS.COM INC. founders, employees, directors and advisors were exercised in POINTS.COM INC. and put to the Corporation at a fair market value of 1,964,664 of the Corporation's Common Shares. (Note 10 (vii)).

(ii) $36,348 of revenue earned for hosting services provided was paid in loyalty currency comprised of partner miles. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

(iii) $156,498 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

(iv) The Corporation received $137,972 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

(v)     Interest of $2,499 was accrued on the acquisition of MILEPOINT, INC.

(vi)    Interest of $778,806 was accrued on the convertible debenture (Note 8).

(vii) Interest on $1,049,367 was accrued on the Series Two Preferred Share (Note 9 (b)) and Series Four Preferred Share (Note 11 (d)).

(viii) 906,248 broker Warrants valued at $186,687 were issued in connection with the Private Placement Transaction (see Note 11 (d)). This amount has been recorded as an increase to Warrants with the offset as share issue costs charged against share capital.

(ix) 1,162,836 options were issued to employees and 378,254 options previously granted were cancelled (see Note 11 (b)).

(x)     458,667 broker Warrants were exercised for nil consideration

        (see Note 10 (v)).

NON-CASH TRANSACTIONS IN 2004 WERE AS FOLLOWS:

(xi) 524,554 shares of POINTS.COM INC. were acquired in exchange for 1,313,433 shares of the Corporation (Note 10 (iv)).

(xii) 4,000,000 shares (valued at $4 million) of the Corporation were issued as part consideration in the acquisition of MILEPOINT, INC.

        (see Notes 14 and 10 (i)).

(xiii) $38,959 of revenue earned for hosting services provided was paid in loyalty currency comprised of partner miles. The currency was valued at the purchase price of the miles. The prepaid asset will be charged to income as the currency is used.

(xiv) $125,809 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost. The prepaid asset will be charged to income as the accommodation certificates are used

(xv) The Corporation received $136,416 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

(xvi) The Corporation's long-term investment of $161,629 in ThinApse Corporation was written off, as the asset was determined to be impaired.

(xvii)  Interest of $2,499 was accrued on the acquisition of MILEPOINT, INC.

(xviii) Interest of $884,001 was accrued on the convertible debenture (Note 8).

(xiv)   Interest on $868,000 was accrued on the Series Two Preferred Share

        (Note 9 (b)).

FINANCIAL STATEMENTS

      14. MILEPOINT, INC. ACQUISITION

      MILEPOINT, INC. ACQUISITION

      On March 31, 2004, the Corporation acquired substantially all of the assets of MILEPOINT, INC., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable over two years without interest, and four million common shares. The loan payable, which had a face value of $3.5 million, was discounted to its fair value as it is non-interest bearing and due over two years.

      The cost of the acquisition and the fair values assigned are as follows:

Intangibles                                                           $  225,000
Contracts with Partners                                                3,555,166
Goodwill                                                               4,800,722
                                                                      ----------
                                                                      $8,580,888
                                                                      ==========
CONSIDERATION:
Cost of Transaction                                                   $1,090,722
Capital Stock Issued                                                   4,000,000
Acquisition Loan Payable                                               3,490,166
                                                                      ----------
                                                                      $8,580,888
                                                                      ==========

      The acquired contracts with partners are amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; goodwill and other intangibles were reviewed as at March 31, 2005 and were found not to have any impairment. Goodwill and other intangibles will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment occurred.

      In 2005, the Corporation incurred $306,138 of additional incremental costs in connection with the acquisition. These costs have been added to goodwill.

      Remaining payments under the terms of the acquisition loan payable are as follows:

ACQUISITION LOAN PAYABLE:
Current Portion                                                         $390,166
Long-Term Portion                                                              -
Accretion of Interest                                                      9,834
                                                                        --------
TOTAL                                                                   $400,000
                                                                        ========

      15. FINANCIAL INSTRUMENTS

      The Corporation's significant financial assets and liabilities are cash and cash equivalents, short term investments and convertible loans, which are substantially stated at fair value. Interest rates, maturities and security affecting the currency, interest and credit risk of the Corporation's financial assets and liabilities have been disclosed in Notes 4 and 8.

      The Corporation is not exposed to financial risk that arises from fluctuations in interest rates as all of its interest-bearing obligations are fixed-rate. As well, the Corporation has sufficient foreign currency to satisfy its foreign currency based obligations.

      a) FAIR VALUE:

      In accordance with the disclosure requirements of the CICA Handbook
      Section 3860 (paragraphs 3860.78, .101), the Corporation is required to disclose certain information concerning its "financial instruments," defined as a contractual right to receive or deliver cash or other financial asset. The fair value of the majority of the Corporation's financial assets and liabilities approximate their recorded values at December 31, 2005. In these circumstances, the fair value of the assets or liabilities is determined to be the lower of cost and market value.

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

      b) SUMMARY OF SIGNIFICANT FINANCIAL INSTRUMENTS

      The significant financial instruments of the Corporation, their carrying values and exposure to U.S.-dollar denominated monetary assets and liabilities, are as follows:

                                                          C$ TOTAL       US$ DENOMINATED                  OTHER DENOMINATED
Cash and cash equivalents                            $  19,983,606    US$     13,965,677             (euro)       1,559,669
                                                                                                     GBP            454,599
                                                                                                     CHF             12,713
Short-term investments                               $   2,348,418    US$      2,014,081
Accounts receivable                                  $   2,797,921    US$      2,017,709             (euro)         105,009
                                                                                                     GBP             17,500
Accounts payable and accrued liabilities             $   2,284,257    US$        805,323             GBP              7,820
Deposits                                             $  15,810,853    US$     11,309,494             (euro)       1,164,924
                                                                                                     GBP            419,422
                                                                                                     CHF              5,919

      16. INCOME TAXES

      The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

                                                                  2005              2004
Income tax recovery at statutory rate                      $(3,584,000)      $(2,917,000)
Non deductible items for which there is no tax effect           11,000            16,000
Temporary differences                                        1,008,000           858,000
Losses for which no benefit has been recorded                2,565,000         2,043,000
                                                           -----------       -----------
NET INCOME TAX RECOVERY                                    $         -       $         -
                                                           ===========       ===========

FINANCIAL STATEMENTS

The Corporation has non-capital losses carry-forward for income tax purposes in the amount of approximately $32,693,000 which may be applied against future years' taxable income. The losses may be used to reduce future years' taxable income and expire approximately as follows:

2006             $   890,000
2007             $ 2,767,000
2008             $ 6,976,000
2009             $ 5,932,000
2010             $ 3,597,000
2014             $ 5,428,000
2015             $ 7,103,000

The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

                                                    2005          2004
                                               ------------   -----------
FUTURE INCOME TAX ASSETS ARE COMPRISED OF:
   Losses carried forward                      $ 11,808,000   $ 8,629,000
   Property, plant and equipment                  2,045,000     1,427,000
   Share issue costs                                393,000        77,000
                                               ------------   -----------
                                                 14,246,000    10,133,000

Valuation allowance                             (13,656,000)   (9,543,000)
                                               ------------   -----------
NET FUTURE INCOME TAX ASSET                    $    590,000   $   590,000

17. RELATED PARTY TRANSACTIONS

The following are the transactions and balances with related parties:

     In fiscal 2005, certain officers and directors exercised stock options in the Corporation and the Corporation's subsidiary POINTS.COM INC. (Note 10
     (vi) and Note 10 (vii)).

18. COMMITMENTS

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web-hosting services expiring through 2009 to aggregate annual rentals as follows:

2006        $ 2,048,063
2007        $ 1,797,450
2008        $   505,658
2009        $   447,415
2010        $   194,613

19. SEGMENTED INFORMATION

    a) REPORTABLE SEGMENTS

    The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry (refer to the Management Discussion and Analysis for a description of Points Solutions), in each of 2005 and 2004, whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

     b) ENTERPRISE-WIDE DISCLOSURES - GEOGRAPHIC INFORMATION

     $9,274,067 (2004, $7,129,901) representing 93% of the Corporation's revenues were generated in the U.S., $248,330 (2004, $396,218) representing 3%, were generated in Canada and the remaining revenues generated outside North America.

     At December 31, 2005 and 2004, substantially all of the Corporation's assets were in Canada.

20. MAJOR CUSTOMERS

Approximately 47% of the Corporation's revenues are from its three largest customers. In 2004, three customers represented 54% of the Corporation's revenues. In addition, 71% (2004, 61%) of the Corporation's deposits are due to these three customers.

21. SUBSEQUENT EVENTS

Subsequent to year-end, 5,000 options in the Corporation were exercised at a weighted average exercise price of $0.22 per share (Note 11(b)).

22. DEFERRED COSTS

Deferred costs include finance charges as well as costs incurred in connection with commercial contract arrangements. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings.

                                                                       ACCUMULATED  NET CARRYING
2005                                                         COST     AMORTIZATION        AMOUNT
-------------------------------------------------     -----------    -------------  ------------
Convertible Debenture                                 $   986,289    $    986,289   $         -
Series Two Preferred Share and Warrants                   717,050         197,189       519,861
Technology Costs of Partner Relationships & Other         135,529          58,524        77,005
Share Issuance to Partner                               2,112,568       1,010,404     1,102,164
                                                      -----------    ------------   -----------
                                                      $ 3,951,436    $  2,252,406   $ 1,699,030
                                                      ===========    ============   ===========


                                                                       ACCUMULATED   NET CARRYING
2004                                                         COST     AMORTIZATION         AMOUNT
-------------------------------------------------     -----------    -------------   ------------
Convertible Debenture                                 $   986,289    $   986,289     $         -
Series Two Preferred Share and Warrants                   717,050        125,084         591,966
Technology Costs of Partner Relationships & Other         135,529         21,707         113,822
Share Issuance to Partner                               2,112,568        575,088       1,537,480
                                                      -----------    -----------     -----------
                                                      $ 3,951,436    $ 1,708,568     $ 2,242,868
                                                      ===========    ===========     ===========

$123,390 of POINTS.COM SOLUTIONS technology costs incurred have been deferred over the expected lifetime of certain partner relationships. The technology costs will be amortized over a 30-month period.

23. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified in accordance with the current year's presentation.

FINANCIAL STATEMENTS

24. U.S. GAAP RECONCILIATION

CANADA AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

     The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

Consolidated statements of operations:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

                                                       2003          2004          2005
                                               ------------  ------------  ------------
   FOR THE YEARS ENDED DECEMBER 31
   Net loss in accordance with Canadian GAAP   $ (6,991,673) $ (8,808,284) $ (9,924,235)
     Web Site Development (a)                             -      (295,585)            -
     Web Site Development Amortization (a)          174,605             -        73,896
     Non-employee stock options (b)                (130,063)            -             -
                                               ------------  ------------  ------------
NET LOSS IN ACCORDANCE WITH U.S. GAAP          $ (6,947,131) $ (9,103,868) $ (9,850,339)
                                               ------------  ------------  ------------
LOSS PER SHARE                                 $      (0.12) $      (0.13) $      (0.11)
                                               ============  ============  ============

The cumulative effect of these adjustments on shareholders' equity is as follows:

                                                          2003           2004            2005
                                                  ------------   ------------   -------------
   AS AT DECEMBER 31
   Shareholders Equity in accordance with
   Canadian GAAP                                  $ (5,222,809)  $ (8,935,826)   $ (6,186,307)
     Web Site Development (a)                         (523,815)      (819,400)       (819,400)
     Web Site Development Amortization (a)             523,815        523,815         597,711
     Public Status (d)                                 (50,000)       (50,000)        (50,000)
                                                  ------------   ------------   -------------
SHAREHOLDERS EQUITY IN ACCORDANCE WITH U.S. GAAP  $ (5,272,809)  $ (9,281,411)   $ (6,457,996)
                                                  ============   ============   =============

Effect of these adjustments on the consolidated statement of cash flows is as follows:

                                                          2003           2004            2005
                                                  ------------   ------------   -------------
   AS AT DECEMBER 31
   Assets in accordance with Canadian GAAP        $ 27,481,286   $ 30,179,854   $ 40,463,226
     Web Site Development Costs (a)                   (523,815)      (819,400)      (819,400)
     Web Site Development Amortization (a)             523,815        523,815        597,711
     Public Status (d)                                 (50,000)       (50,000)       (50,000)
                                                  ------------   ------------   ------------
ASSETS IN ACCORDANCE WITH U.S. GAAP               $ 27,431,286   $ 29,834,269   $ 40,191,537
                                                  ============   ============   ============

Effect of these adjustments on the consolidated statement of cash flows is as follows:

                                                            2003           2004            2005
                                                        ------------   ------------   -------------
    FOR THE YEARS ENDED DECEMBER 31
CASH FLOWS USED IN OPERATING ACTIVITIES
Cash flows used in operating activities
 in accordance with Canadian GAAP                       $ (1,406,454)  $ (1,729,910)  $  (2,261,064)
     Web Site Development (a)                                      -       (295,585)              -
                                                        ------------   ------------   -------------

CASH FLOWS USED IN OPERATING ACTIVITIES
 IN ACCORDANCE WITH U.S. GAAP                           $ (1,406,454)  $ (2,025,495)  $  (2,261,064)
                                                        ============   ============   =============

CASH FLOWS USED IN INVESTING ACTIVITIES
Cash flows provided by (used in) investing
 activities in accordance with Canadian GAAP            $   (469,083)  $  4,542,381   $  (6,476,624)
     Web Site Development (a)                                      -        295,585               -
                                                        ------------   ------------   -------------

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
 IN ACCORDANCE WITH U.S. GAAP                           $   (469,083)  $  4,837,966   $  (6,476,624)
                                                        ============   ============   =============

a) Canadian GAAP allows the capitalization and amortization of Web site development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under United States GAAP, American Institute of Certified Public Accountants, Statement of Position "SOP" 98-1 provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. For United States GAAP purposes, costs incurred in the preliminary project phase have been expensed at the time the costs were incurred and the amortization recorded under Canadian GAAP would have been reversed.

b) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires recognition of compensation expense costs at fair value for stock options and Warrants issued after December 15, 1995, to non-employees, such as members of the Board of Advisors, and other consultants and advisors. The fair value of the non-employee stock options and Warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model. Under Canadian GAAP, all stock-based compensation granted to non-employees prior to January 1, 2002 has not been accounted for; however, the Corporation has accounted for all stock-based compensation granted to non-employees after January 1st, 2002 using the fair value method.

Accordingly, for United States GAAP purposes the Corporation has calculated the fair value of stock options granted to non-employees prior to January 1st, 2002 and recorded the cost of $1,534,467 by increasing the deficit with the offsetting increase to contributed surplus (with no impact to total shareholders' equity).

FINANCIAL STATEMENTS

c) Prior to 2002, the Corporation accounted for the stock option plans under the recognition and measurement provisions of AFB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations using the intrinsic value method of accounting. No expense had been recorded prior to 2002 as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. Starting January 1, 2002 the Corporation adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified or settled after January 1, 2002 for United States GAAP and Canadian GAAP purposes.

In accordance with United States GAAP, pro forma disclosure of all stock options issued prior to January 1, 2002 that are not accounted for under SFAS No. 123 is required. Below is the pro forma disclosure showing the effect on the Corporation's loss had the Corporation accounted for these options using the fair-value method prescribed in SFAS No. 123.

The pro forma disclosure for United States GAAP is as follows:

                                                            2003           2004            2005
                                                        ------------   ------------   -------------
   FOR THE YEARS ENDED DECEMBER 31
   Net Loss in Accordance with U.S. GAAP                $ (6,947,131)  $ (9,103,868)  $  (9,850,339)
   Deduct: Stock based compensation costs
   using fair value method for options
   issued prior to Jan. 1, 2002                             (102,831)       (16,964)              -
                                                        ------------   ------------   -------------
PRO FORMA NET LOSS IN ACCORDANCE WITH U.S. GAAP         $ (7,049,962)  $ (9,120,832)  $  (9,850,339)
                                                        ============   ============   =============
   Loss per share:

     Basic - as reported                                $      (0.12)  $      (0.13)  $       (0.11)

     Basic - pro forma                                  $      (0.12)  $      (0.13)  $       (0.11)

d) In accordance with Canadian GAAP- EIC 10, the Corporation capitalized $150,000 of its going public costs incurred prior to March 2003; $100,000 of these costs were subsequently amortized. Effective fiscal 2002, in accordance with the CICA Handbook Section 3061 and 3062, the Corporation ceased amortization of these costs as the balance of intangible assets was not subject to amortization.

United States GAAP requires costs related to public status be charged to shareholders' equity when incurred. As a result, share capital prior to 2002 would be decreased by $150,000, intangible assets would be decreased by $50,000 and the deficit would be reduced by $100,000.

CORPORATE INFORMATION

DIRECTORS

DOUGLAS CARTY (Chairman)
Executive Vice President &
Chief Financial Officer, Laidlaw Inc.

MARC LAVINE
Chief Executive Officer, President and
Chief Financial Officer and Director
of Chrysalis Capital II Corporation

ROBERT MACLEAN
Chief Executive Officer
Points International Ltd.

RICHARD KANG
Senior Vice President,
Strategy & Business Development,
IAC/InterActiveCorp Local
& Media Services

SEAN MORIARTY
President & Chief Operating Officer,
Ticketmaster

ERIC KORMAN
Senior Vice President, Mergers &
Acquisitions, IAC/InterActiveCorp

JOHN THOMPSON
Former Managing Director,
Kensington Capital Partners Limited

AUDIT COMMITTEE
Douglas Carty (Chair)
Eric Korman
Marc Lavine

HUMAN RESOURCES COMMITTEE

John Thompson (Chair)
Eric Korman
Marc Lavine

OFFICERS

Christopher Barnard President

Darlene Higbee Clarkin
Chief Technology Officer &
Vice President

Grad Conn (hired in Q2 2004)
Chief Marketing Officer

Peter Lockhard
Vice President,
POINTS.COM BUSINESS SOLUTIONS

Robert MacLean
Chief Executive Officer

Stephen Yuzpe
Chief Financial Officer and
Corporate Secretary

INVESTOR RELATIONS

Stephen Yuzpe (416.596.6382)
steve.yuzpe@points.com

Robert MacLean (416.596.6390)
rob.maclean@points.com

PARTNER RELATIONS

Christopher Barnard (416.596.6381)
christopher.barnard@points.com

AUDITORS

Mintz & Partners LLP

TRANSFER AGENT

Computershare Trust Company of Canada

LISTING

Shares are listed on the Toronto Stock Exchange (TSX) under the symbol PTS Over-The-Counter (OTC) Bulletin Board (U.S.) under the symbol PTSEF

ANNUAL MEETING

May 11, 2006 at 12:00 p.m.
Metro Toronto Convention Centre
255 Front Street West
Toronto, Ontario

ADDRESS

POINTS INTERNATIONAL LTD.
800 - 179 John Street
Toronto, Ontario M5T 1X4
Phone: 416.595.0000
Fax: 416.595.6444
www.points.com

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                                        (IMAGE)
                                                       POINTS INTERNATIONAL LTD.

                                                           800 - 179 John Street
                                                     Toronto - Ontario - M5T 1X4
                                                             PHONE: 416 595 0000
                                                               FAX: 416 595 6444

                                                                  WWW.POINTS.COM
                                        (IMAGE)